The information in this preliminary prospectus supplement relates to an effective registration statement, but is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell securities and are not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

Filed pursuant to Rule 424(b)(5)
Registration Statement Number 333-195527

SUBJECT TO COMPLETION, DATED MAY 14, 2014

Preliminary Prospectus Supplement
To the Prospectus Dated May 8, 2014

3,000,000 Shares

Common Stock

We are offering 3,000,000 shares of our common stock at a public offering price of $     per share. Our common stock is traded on The NASDAQ Global Select Market under the symbol “SHBI.” On May 12, 2014, the last reported sale price of our common stock on The NASDAQ Global Select Market was $9.31 per share.

Investing in our common stock involves risks. Please carefully read the “Risk Factors” beginning on page S-12 of this prospectus supplement and appearing in our Annual Report on Form 10-K for the year ended December 31, 2013 and in our Quarterly Reports on Form 10-Q for a discussion of certain factors that you should consider before making your investment decision.

	Per share	Total
Public offering price	$	$
Underwriting discount(1)	$	$
Proceeds to us, before expenses	$	$

(1)	See “Underwriting” beginning on page S-30 for disclosure regarding the underwriting discounts, expenses payable to the underwriter and proceeds to us, before expenses.

The shares of common stock are being offered through the underwriter on a firm commitment basis. We have granted the underwriter a 30 day option to purchase up to 450,000 additional shares of common stock at the same price, and on the same terms, solely to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement and the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

These securities are not deposits, savings accounts, or other obligations of a depository institution and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The underwriter expects to deliver the shares of our common stock in book-entry form only, through the facilities of The Depository Trust Company, against payment on or about May   , 2014, subject to customary closing conditions.

The date of this prospectus supplement is May   , 2014

Prospectus Supplement

Prospectus

i

You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and any “free writing prospectus” we authorize to be delivered to you. We have not, and Sandler O’Neill has not, authorized any other person to provide you with additional information or information different from that contained in or incorporated by reference into this prospectus supplement, the accompanying prospectus and any “free writing prospectus.” If anyone provides you with different or inconsistent information, you should not rely on it. To the extent information in this prospectus supplement and any “free writing prospectus” is inconsistent with any of the documents incorporated by reference into this prospectus supplement and any “free writing prospectus” you should rely on this prospectus supplement and any “free writing prospectus.” We are not, and Sandler O’Neill is not, making an offer to sell our securities in any jurisdiction where the offer or sale is not permitted.

You should assume that the information appearing in this prospectus supplement, the accompanying prospectus, any “free writing prospectus” or any documents incorporated by reference herein, is accurate only as of their respective dates. Our business, financial condition, results of operations, and prospects may have changed since those dates. This prospectus supplement supersedes the accompanying prospectus to the extent it contains information that is different from or in addition to the information in that prospectus.

ii

ABOUT THIS PROSPECTUS SUPPLEMENT

This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of this offering, and updates and adds to the information contained in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. The second part is the accompanying prospectus, which provides more general information about us, the common stock, and other securities we may offer from time to time, some of which may not apply to this offering. You should read this prospectus supplement, the accompanying prospectus and any “free writing prospectus,” together with additional information described below under the headings “Where You Can Find More Information” and “Incorporation of Certain Information by Reference.” Generally, when we refer to this “prospectus” we mean this prospectus supplement together with the accompanying prospectus.

We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where such offers and sales are permitted. The distribution of this prospectus supplement and the accompanying prospectus and the offering of the common stock in certain jurisdictions may be restricted by law. This prospectus supplement does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any common stock offered by this prospectus supplement by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

Unless otherwise expressly stated or the context otherwise requires, all information in this prospectus supplement assumes that (i) the underwriter will not exercise its option to purchase additional shares of our common stock to cover over-allotments, if any, and (ii) no options, warrants, stock rights or shares of common stock were issued after May   , 2014.

This prospectus supplement includes market size, market share and industry data that we have obtained from internal company surveys, market research, publicly available information and various industry publications. The third-party sources from which we have obtained information generally state that the information contained therein has been obtained from sources believed to be reliable, but we cannot assure you that this information is accurate or complete. We have not independently verified any of the data from third-party sources nor have we verified the underlying economic assumptions relied upon by those third parties. Similarly, internal company surveys, industry forecasts and market research, which we believe to be reliable based upon management’s knowledge of the industry, have not been verified by any independent sources. Our internal company surveys are based on data we have collected over the past several years.

In this prospectus supplement, unless otherwise expressly stated or the context otherwise requires, the terms “we,” “us,” the “Company,” “Shore,” and “our” refer to Shore Bancshares, Inc. and our subsidiaries on a combined basis. References to “Banks” refers to CNB and The Talbot Bank of Easton, Maryland, our banking subsidiaries.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus contain or incorporate by reference forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These forward looking statements represent plans, estimates, objectives, goals, guidelines, expectations, intentions, projections and statements of our beliefs concerning future events, business plans, objectives, expected operating results and the assumptions upon which those statements are based. Forward looking statements include without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” or words or phases of similar meaning. We caution that the forward looking statements are based largely on our expectations and are subject to a number of known and unknown risks and uncertainties that are subject to change based on factors which are, in many instances, beyond our control. Actual results, performance or achievements could differ materially from those contemplated, expressed, or implied by the forward looking statements.

The following factors, among others, could cause our financial performance to differ materially from that expressed in such forward looking statements:

•	General economic conditions, whether national or regional, and conditions in the lending markets in which we participate that may have an adverse effect on the demand for our loans and other products, our credit quality and related levels of nonperforming assets and loan losses, and the value and salability of the real estate that we own or that is the collateral for our loans;
•	Results of examinations of us by our regulators, including the possibility that our regulators may, among other things, require us to increase our allowance for credit losses or to write-down assets;
•	Changing bank regulatory conditions, policies or programs, whether arising as new legislation or regulatory initiatives, that could lead to restrictions on activities of banks generally, or our subsidiary banks in particular, more restrictive regulatory capital requirements, increased costs, including deposit insurance premiums, regulation or prohibition of certain income producing activities or changes in the secondary market for loans and other products;
•	Changes in market rates and prices may adversely impact the value of securities, loans, deposits and other financial instruments and the interest rate sensitivity of our balance sheet;
•	Our liquidity requirements could be adversely affected by changes in our assets and liabilities;
•	The effect of legislative or regulatory developments, including changes in laws concerning taxes, banking, securities, insurance and other aspects of the financial services industry;
•	Competitive factors among financial services organizations, including product and pricing pressures and our ability to attract, develop and retain qualified banking professionals;
•	The growth and profitability of non-interest or fee income being less than expected;
•	The effect of changes in accounting policies and practices, as may be adopted by the Financial Accounting Standards Board, the Securities and Exchange Commission (the “SEC”), the Public Company Accounting Oversight Board and other regulatory agencies;
•	The effect of fiscal and governmental policies of the United States federal government; and
•	Other risk factors included under the heading “Risk Factors” beginning on page S-12 and appearing in our Annual Report on Form 10-K for the year ended December 31, 2013 and in our Quarterly Reports on Form 10-Q.

If one or more of the factors affecting our forward-looking information and statements proves incorrect, then our actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this prospectus supplement and in the information incorporated by reference herein. Therefore, we caution you not to place undue reliance on our forward-looking information and statements.

We undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our periodic and current reports that we file with the SEC. Also note that we provide cautionary discussion of risks, uncertainties and possibly inaccurate assumptions relevant to our businesses in our periodic and current reports to the SEC incorporated by reference in this prospectus supplement, the accompanying prospectus and other offering materials. These are factors that, individually or in the aggregate, management believes could cause our actual results to differ materially from expected and historical results.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus and may not contain all the information that you need to consider in making your investment decision. To understand this offering fully, you should read this prospectus supplement and the accompanying prospectus carefully. You should carefully read the sections titled “Risk Factors” in this prospectus supplement and in the accompanying prospectus and the documents identified in the section “Incorporation of Certain Information by Reference.”

The Company

General

Shore Bancshares, Inc. was incorporated under the laws of Maryland on March 15, 1996 and is a financial holding company registered under the Bank Holding Company Act of 1956, as amended (the “BHCA”). We are the largest independent financial holding company headquartered on the Eastern Shore of Maryland with total assets of $1.05 billion as of March 31, 2014. Our primary business is acting as the parent company to several financial institution and insurance entities. We engage in the banking business through CNB, a Maryland commercial bank with trust powers and The Talbot Bank of Easton, Maryland, a Maryland commercial bank (“Talbot Bank”).

We engage in the insurance business through: two general insurance producer firms, The Avon-Dixon Agency, LLC, a Maryland limited liability company, and Elliott Wilson Insurance, LLC, a Maryland limited liability company; one marine insurance producer firm, Jack Martin & Associates, Inc., a Maryland corporation; three wholesale insurance firms, Tri-State General Insurance Agency, LTD, a Maryland corporation, Tri-State General Insurance Agency of New Jersey, Inc., a New Jersey corporation, and Tri-State General Insurance Agency of Virginia, Inc., a Virginia corporation (collectively “TSGIA”); and an insurance premium finance company, Mubell Finance, LLC, a Maryland limited liability company (all of the foregoing are collectively referred to as the “Insurance Subsidiaries”).

We have three inactive subsidiaries, Wye Financial Services, LLC, Shore Pension Services, LLC, and Wye Mortgage, LLC, all of which were organized under Maryland law.

Talbot Bank owns all of the issued and outstanding securities of Dover Street Realty, Inc., a Maryland corporation that engages in the business of holding and managing real property acquired by Talbot Bank as a result of loan foreclosures.

Banking Products and Services

CNB is a Maryland commercial bank with trust powers that commenced operations in 1876. CNB was originally chartered as a national banking association but converted to its present charter effective December 30, 2009. Talbot Bank is a Maryland commercial bank that commenced operations in 1885 and was acquired by us in our December 2000 merger with Talbot Bancshares, Inc. The Banks operate 18 full service depository branches and 20 ATMs and provide a full range of commercial and consumer banking products and services to individuals, businesses, and other organizations in Kent County, Queen Anne’s County, Caroline County, Talbot County and Dorchester County in Maryland and in Kent County, Delaware. The Banks’ deposits are insured by the Federal Deposit Insurance Corporation (the “FDIC”).

The Banks serve businesses and individuals in their respective market areas. Services offered are essentially the same as those offered by larger regional institutions that compete with the Banks. Services provided to businesses include commercial checking, savings, certificates of deposit and overnight investment sweep accounts. The Banks offer all forms of commercial lending, including secured and unsecured loans, working capital loans, lines of credit, term loans, accounts receivable financing, real estate acquisition and development, construction loans and letters of credit. Merchant credit card clearing services are available as well as direct deposit of payroll, Internet banking and telephone banking services.

Our Market Area

Shore Bancshares, Inc. is headquartered in Easton, Maryland and our bank subsidiaries, CNB and Talbot Bank, are headquartered in Centreville, Maryland and Easton, Maryland, respectively. Our primary market area includes the portions of the Delmarva Peninsula of south-central Delaware and the Eastern Shore of Maryland. This primary market area includes all of the Maryland counties located east of the Chesapeake Bay (Kent, Queen Anne’s, Talbot, Dorchester, Caroline and Wicomico Counties) and the two southern-most counties in Delaware (Kent and Sussex Counties). The Delmarva Peninsula is 170 miles long. In width, it ranges from 70 miles to 12 miles at the isthmus on its northern edge to less near its southern tip in Virginia. It is bordered by the Chesapeake Bay on the west, the Delaware River, Delaware Bay, and the Atlantic Ocean on the east, and the Elk River and its isthmus on the north. The total land area is approximately 5,454 square miles.

As a result of the retrenchment in our primary market area by certain of our larger competitors, the acquisition of certain smaller competitors and the continuing regulatory and competitive burden on the remaining smaller competitors, we believe opportunities exist to increase our market share within and adjacent to our primary market area through organic growth and, potentially, opportunistic acquisitions. We continue to invest in our credit and lending teams, through both hiring experienced commercial lenders and providing additional underwriting and credit monitoring training of our employees. We believe the net proceeds from this offering will further enhance our ability to take advantage of these growth opportunities.

Our Strategy

The Shore Bancshares community of companies share the same core brand belief, that “Good things are happening here.” This belief represents Shore Bancshares' commitment to the communities and clients it serves. We maximize every opportunity to deliver quality service to our entire community through interactions with customers, suppliers, business partners, community leaders, and key stakeholders. A key element of our business strategy has been to increase our presence and grow the “Shore Bancshares Community of Companies” brand throughout the Delmarva Peninsula.

Our current business strategy is to operate a well-capitalized and profitable commercial and retail financial institution dedicated to serving the needs of customers on the Delmarva Peninsula. We offer a broad range of products and services while stressing personalized and efficient customer service and convenient access to these products and services. We intend to continue to operate CNB and Talbot Bank, however, we are likely to merge the charters to streamline the operations of our back office and increase the synergies of the combined institution. It is our intention to keep the names of both banks, with one name having a “doing business as” designation. We have structured our operations to support Talbot Bank and CNB with knowledgeable and well-trained employees. Subject to regulatory and capital requirements and our ability to grow in a reasonable and prudent manner, we may open or acquire additional branches and acquire whole banks as opportunities arise. In addition to our branch system, we continue to expand electronic services for our customers. We attempt to differentiate ourselves from our competitors by providing a higher level of customer service, including through the use of technology.

Our goal is to continue to expand our franchise organically and, if available, through opportunistic acquisitions, while maintaining sound operations and risk management, in an effort to provide superior returns to our stockholders. Given our size as the largest independent financial holding company headquartered on the Delmarva Peninsula, the Banks are the leading locally-based community banks in our primary market area. In order to drive returns to stockholders, our strategy focuses on the following key elements:

•	Focus on Driving Profitability. The management team and the board of directors are dedicated to producing profits and returns for the stockholders. Prior to the recent economic recession, the Company achieved attractive returns to stockholders. We are focused on achieving a strong net interest margin, which is a key driver of our profitability. We are also continuing to focus on expense control, paying particular attention to our efficiency ratio. Assuming the successful completion of this offering, we believe the additional capital will result, over time, in reduced FDIC insurance, legal expenses and regulatory costs associated with the regulatory order at Talbot Bank. For a discussion of such regulatory order, see “— Regulatory Enforcement Orders” and “Risk

Factors.” In addition, receipt of approval from the Commissioner and FDIC to terminate the regulatory order will allow us to pursue the merger of our subsidiary bank charters. Such efficiencies would improve our return on average assets and return on average equity.
•	Diversity of Revenues. The Company has been successful over the years in generating consistent contribution to revenue from non-interest income sources. For the twelve months ended March 31, 2014, we earned $17.8 million in non-interest income from sources other than mortgage banking since we do not engage in such activities. Non-interest income comprised 31% of total revenue during such time period. A significant portion of such non-interest income generated during the twelve months ended March 31, 2014, or $8.0 million, was generated by our retail insurance agencies, which have consistently produced solid revenue for the Company. Retail insurance agency revenue was 15.3% of total revenue, or 45.2% of non-interest income during the twelve months ended March 31, 2014. While our wholesale insurance agency, TSGIA, has contributed revenue for the Company, the overall operations of such agency have resulted in net losses for the agency in four of the last five years ended December 31, 2013. The Company is currently in negotiations to sell TSGIA. The sale of such agency, if consummated, will have a negligible impact on the Company’s financial condition and results of operations. In addition to insurance agency revenue, service charges on deposits contributed $2.4 million during the twelve months ended March 31, 2014. Further, wealth management revenues for such time were $1.7 million. The Company intends to continue to leverage its status as a financial holding company by focusing on and increasing its non-interest income.
•	Improving Asset Quality. The Company has proactively addressed the adverse impact of the recent economic recession on its nonperforming and classified assets through provisions for credit losses, charge-offs and loan sales. Nonperforming assets amounted to $63.5 million or 5.48% of total assets at December 31, 2011. In order to address this level of nonperforming assets, the Company charged-off $34.8 million, $26.6 million and $20.6 million of loans during 2013, 2012 and 2011, respectively. Concurrently, the Company provided $27.8 million, $27.7 million and $19.5 million to reserve against credit losses during 2013, 2012 and 2011, respectively. In addition, as of September 30, 2013, Talbot Bank executed a sale of $41.5 million of non-performing loans, loans classified as troubled debt restructured, other real estate owned, and adversely classified performing loans (the “Asset Sale”). The assets involved in the Asset Sale consisted of $7.6 million of nonaccrual loans, $30.4 million of loans classified as troubled debt restructured, $1.8 million of adversely classified performing loans, and $1.7 million of other real estate owned. As a result of such actions, at March 31, 2014, non-performing assets were $23.9 million or 2.28% of total assets, a reduction of $39.6 million or 62.4% compared to the level at December 31, 2011. The Company continues to focus on the resolution of its nonperforming and problem loans. The reduction of nonperforming and problem loans is and will continue to be a high priority for the Company. In order to complement this proactive approach, Talbot Bank doubled the size of its credit administration department, hired a seasoned and skilled credit management team, reworked the loan policy in conjunction with third party consultants, hired a third party vendor to conduct independent loan reviews and tightened the credit approval process by instituting a new management loan approval committee.
•	Leverage Size and Existing Platform to Take Advantage of Market Dislocation. We are the largest publicly-traded financial institution headquartered on the Delmarva Peninsula. We believe this gives us an advantage when competing for organic growth across banking, insurance and wealth management, or for acquisitions in our primary market area. We believe that some of the larger, out-of-state bank holding companies have reduced the level of their activity in our primary market area, which has resulted in fewer products and services for their customer base. To take advantage of this dislocation, we plan to continue a long-term strategy of expanding and diversifying our franchise. Over the last year, the Company has undertaken an effort to unify our brands under the “Shore Bancshares Community of Companies.” We hired a consulting firm to assist with developing and executing a plan to unify our brands. Historically, each subsidiary has operated under its own name. Now each entity carries the Shore Bancshares brand in addition to its existing brand. We hired a second consulting firm to work with all of our employees to promote a strong sales culture to improve revenues across banking, insurance and wealth management. In addition to our efforts to expand organic growth, due in large part to the impact of the recent economic downturn on the financial health of numerous financial institutions, we anticipate continued consolidation in the financial services industry on the Delmarva Peninsula and will seek to enhance our franchise through future acquisition opportunities of whole banks or branches.
•	Emphasis on Core Deposits. We strive to be the leading financial institution in the market areas we serve. We are positioned as a financial holding company that is an alternative solution for customers between the small community banks and the larger, out-of-state regional and money center banks. We offer a broad range of products and services while stressing personalized and efficient customer service and convenient access to these products and services. We maintain a strong emphasis on core deposits and a culture that is based on sales and service. As a result, our noninterest-bearing checking accounts comprise 17.8% of total deposits at March 31, 2014. We provide customers with immediate access to senior management and decision-makers that have local market knowledge. Our philosophy has allowed us to attract and retain low cost core deposits. The Company relies almost solely on core deposit funding from our local market areas. As of March 31, 2014, we had no brokered deposits, certificates of deposits from online listing services or borrowings from the Federal Home Loan Banks. The Company intends to leverage its brand to attract further low-cost deposits in what we believe is a fertile market area for deposits. At June 30, 2013, the Company’s deposits totalled $922 million or 8.0% of total deposits (excluding Discover Financial Services) on the Delmarva Peninsula consisting of the Maryland counties of Kent, Queen Anne’s, Talbot, Caroline, Dorchester, Wicomico, Somerset and Worcester and the Delaware counties of Kent and Sussex. Within one mile of one of the Company’s 18 branch offices, there are 27 branches of money center and regional banks with an aggregate of $1.2 billion of deposits and 25 branches of community banks with an aggregate of $851.5 million of deposits. Further, within five miles of one of the Company’s 18 branch offices, there are 42 branches of money center and regional banks with an aggregate of $2.0 billion of deposits and 46 branches of community banks with an aggregate of $2.1 billion of deposits. Marketing to these potential customers will also provide the Company with an opportunity to cross-sell its other products such as loans, insurance and wealth management.
•	Experienced Management Team and Dedicated Board of Directors. Our senior management team brings an average of 27.5 years of experience in the banking industry. The management team is complemented by a dedicated board of directors with extensive local knowledge and a wide range of experience including accounting, business, banking, manufacturing, insurance, management and finance. Over the last two years, we have added to our management team the Executive Vice President and Chief Financial Officer of the Company, the President and Chief Executive Officer of Talbot Bank and the Senior Vice President and Senior Credit Officer of Talbot Bank. We also elevated Scott Beatty to his current position as President and Chief Executive Officer of the Company. Each of these new employees has significant community banking experience or experience working with larger, regional and money center banks. As we execute on our growth opportunities, we will look to add additional management team members with proven track records of growing, acquiring, integrating and operating community, regional and super-regional banks in the Mid-Atlantic banking markets.

Regulatory Enforcement Actions

Talbot Bank has entered into a Stipulation and Consent to the Issuance of a Consent Order with the FDIC, a Stipulation and Consent to the Issuance of a Consent Order with the Maryland Commissioner of Financial Regulation (the “Commissioner”) and an Acknowledgement of Adoption of the Order by the Commissioner. The FDIC and the Commissioner issued the related Consent Order (the “Order”), effective May 24, 2013.

The Order, which will remain in effect until modified or terminated by the FDIC and the Commissioner, requires, among other things, that Talbot Bank take the following actions:

•	Have and Retain Qualified Management. Talbot Bank is required to have and retain experienced, qualified members of management that possess qualifications and experience commensurate with his or her duties and responsibilities at Talbot Bank, including, at a minimum, a chief executive officer with proven ability in managing a bank of comparable size and complexity and experience in upgrading a low quality loan portfolio, a senior lending officer and a chief credit officer.
•	Increased Participation by Talbot Bank's Board of Directors. The Order requires Talbot Bank’s board of directors to increase its participation in the affairs of Talbot Bank, assuming full responsibility for the approval of sound policies and objectives and for the supervision of all Talbot Bank activities.
•	Loss Charge-Offs. The Order directs Talbot Bank to eliminate from its books, by charge-off or collection, all assets or portions of assets classified “Loss” by the FDIC or the Commissioner.
•	Classified Assets Reduction. Within 60 days of the effective date of the Order, Talbot Bank is required to submit a Classified Asset Plan to the FDIC and Commissioner to reduce the risk position in each asset in excess of $750,000 that is classified “Substandard” and “Doubtful” by the FDIC or the Commissioner.
•	New Minimum Capital Requirements. The Order directs Talbot Bank to achieve and maintain new minimum capital levels within 90 days from the effective date of the Order.
•	Dividend and Fee Restrictions. While the Order is in effect, Talbot Bank cannot declare or pay dividends or fees to the Company without the prior written consent of the FDIC and the Commissioner.
•	Brokered Deposits. The Order provides that Talbot Bank may not accept, renew, or rollover any brokered deposits unless it is in compliance with the requirements of the FDIC regulations governing brokered deposits.

A full description of the Order may be found in our Annual Report on Form 10-K for the year ended December 31, 2013 and in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2014. The Company and Talbot Bank believe that Talbot Bank has taken action to comply with a significant number of the items required by the Order and, assuming the successful completion of this offering, the Company intends to infuse sufficient capital into Talbot Bank to satisfy the Order's increased minimum capital requirements.

The Offering

Issuer
Shore Bancshares, Inc.
Shares offered
Up to 3,000,000 shares of common stock, $0.01 par value.(1)
Offering price
$ per share
Over-allotment option
We have granted the underwriter an option to purchase up to an additional 450,000 shares of common stock within 30 days of the date of this prospectus supplement in order to cover over-allotments, if any.
Shares outstanding after completion of offering
11,474,943(2)
Use of proceeds
We intend to use the proceeds of the offering for general corporate purposes, including but not limited to contribution of capital to Talbot Bank to satisfy the capital requirements of the Order, to support organic growth, de novo branching, branch acquisitions, loan production offices and opportunistic acquisitions, should appropriate acquisition opportunities arise. Currently, we do not have any agreements, arrangements or understandings regarding any possible acquisitions. See “Use of Proceeds” at page S-24.
Trading market
Our common stock is traded on The NASDAQ Global Select Market.
Trading symbol
SHBI
Dividends and distributions
We do not currently pay a dividend on our common stock, based on our board of directors’ determination that it is in the best interests of us and our stockholders to reinvest earnings in our operations. In addition, under the Order and other regulatory restrictions applicable to the Company and the Banks, we are currently prohibited from paying any dividends without the prior consent of The Board of Governors of the Federal Reserve System (the “FRB”), and Talbot Bank is currently prohibited from paying any dividends without the prior consent of the FDIC and the Commissioner. For additional information, see “Risk Factors — Risks Relating To The Company’s Securities” and “Market for Common Stock and Our Dividend Policy.”
Risk factors
Investing in our common stock involves risks. You should carefully consider the information under “Risk Factors” beginning on page S-12 and the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus before investing in our common stock.

(1)	The number of shares offered assumes that the underwriter’s over-allotment option is not exercised. If the over-allotment option is exercised in full, we will issue and sell 3,450,000 shares.
(2)	The number of shares outstanding after the offering is based on 8,474,943 shares of common stock outstanding as of May 12, 2014, and excludes 450,000 shares issuable pursuant to the exercise of the underwriter’s over-allotment option. It also excludes an aggregate of 503,048 shares reserved for issuance under our equity compensation plans subject to outstanding awards.

SELECTED HISTORICAL FINANCIAL DATA

The following table sets forth selected historical consolidated financial data for the Company as of and for each of the five years ended December 31, 2013 (which has been derived from our audited consolidated financial statements), and as of and for the three months ended March 31, 2014 and 2013. You should read this table together with the historical consolidated financial information contained in our consolidated financial statements and related notes, “Management’s Discussion and Analysis of Financial Condition and Results of Operation” included in our Annual Report on Form 10-K for the year ended December 31, 2013 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2014, which have been filed with the SEC and are incorporated by reference in this prospectus supplement. Information for the three-month periods ended March 31, 2014 and 2013 is derived from unaudited interim financial statements and has been prepared on the same basis as our audited financial statements and includes, in the opinion of management, all adjustments, consisting of only normal recurring adjustments, necessary to present fairly the data for such period. The results of operations for the three-month period ended March 31, 2014 do not necessarily indicate the results that may be expected for any future period or for the full year. We have presented certain information in the table below on a non-GAAP (as defined below) basis. We believe that these non-GAAP ratios, when taken together with the corresponding ratios calculated in accordance with GAAP, provide meaningful supplemental information regarding our performance for the periods presented. Reconciliations for the non-GAAP measures included in the table are provided below. The results included here and elsewhere in this prospectus supplement are not necessarily indicative of future performance.

	At or For the Three Months Ended March 31,		At or For the Years Ended December 31,
(Dollars in thousands, except per share data)	2014(1)	2013(1)	2013	2012	2011	2010	2009
RESULTS OF OPERATIONS:
Interest income	$9,455	$10,607	$41,351	$45,901	$50,852	$55,461	$58,789
Interest expense	1,132	2,130	6,475	10,562	11,088	12,822	17,411
Net interest income	8,323	8,477	34,876	35,339	39,764	42,639	41,378
Provision for credit losses	975	2,150	27,784	27,745	19,470	21,119	8,986
Net interest income after provision for credit losses	7,348	6,327	7,092	7,594	20,294	21,520	32,392
Noninterest income	4,788	4,490	17,459	15,758	17,318	18,041	19,541
Noninterest expense	10,115	10,491	40,686	39,555	39,167	41,720	40,248
Income (loss) before income taxes	2,021	326	(16,135)	(16,203)	(1,555)	(2,159)	11,685
Income tax expense (benefit)	763	104	(6,501)	(6,565)	(658)	(492)	4,412
Net income (loss)	1,258	222	(9,634)	(9,638)	(897)	(1,667)	7,273
Preferred stock dividends and discount accretion	—	—	—	—	—	—	1,876
Net income (loss) available to common shareholders	$1,258	$222	$(9,634)	$(9,638)	$(897)	$(1,667)	$5,397
PER COMMON SHARE DATA:
Net income (loss) – basic	$0.15	$0.03	$(1.14)	$(1.14)	$(0.11)	$(0.20)	$0.64
Net income (loss) – diluted	0.15	0.03	(1.14)	(1.14)	(0.11)	(0.20)	0.64
Dividends paid	—	—	—	0.01	0.09	0.24	0.64
Book value	12.35	13.51	12.19	13.48	14.34	14.51	15.18
Tangible book value(2)(3)	10.47	11.60	10.31	11.56	12.37	12.32	12.64
FINANCIAL CONDITION:
Loans	$703,637	$785,753	$711,919	$785,082	$841,050	$895,404	$916,557
Assets	1,049,514	1,104,611	1,054,124	1,185,807	1,158,193	1,130,311	1,156,516
Deposits	929,444	970,159	933,468	1,049,273	1,009,919	979,516	990,937
Long-term debt	—	—	—	—	455	932	1,429
Stockholders’ equity	104,632	114,348	103,299	114,026	121,249	122,513	127,810

	At or For the Three Months Ended March 31,		At or For the Years Ended December 31,
(Dollars in thousands, except per share data)	2014(1)	2013(1)	2013	2012	2011	2010	2009
PERFORMANCE RATIOS:
Return on average total assets	0.49%	0.08%	(0.89)%	(0.82)%	(0.08)%	(0.15)%	0.48%
Return on average stockholders’ equity	4.88	0.79	(8.64)	(8.07)	(0.74)	(1.33)	4.00
Net interest margin	3.50	3.30	3.48	3.23	3.74	4.02	3.90
Efficiency ratio(4)	77.01	80.74	77.59	77.17	68.35	68.75	66.07
Noninterest income to total revenue	36.52	34.63	33.36	30.84	30.34	29.73	32.08
Dividend payout ratio	—	—	—	(0.88)	(81.82)	(120.00)	100.00
Average stockholders’ equity to average total assets	10.00	10.18	10.31	10.18	10.66	11.05	11.96
ASSET QUALITY RATIOS:
Nonperforming assets to total assets	2.28%	3.64%	2.11%	3.76%	5.48%	3.95%	2.27%
Nonperforming assets and accruing TDRs to total assets	4.70	8.40	4.58	8.18	7.66	6.16	2.42
Allowance for credit losses to average loans	1.42	2.01	1.40	1.96	1.64	1.57	1.19
Allowance for credit losses to nonaccrual loans	52.56	49.46	59.10	43.84	27.81	39.26	66.72
Allowance for credit losses to nonaccrual loans and TDRs	22.63	18.65	24.25	18.00	18.66	23.25	60.34
INSURANCE SEGMENT PERFORMANCE:
Revenue
Retail	$2,124	$1,989	$7,886	$7,496	$7,185	$7,503	$7,918
Wholesale	1,214	1,089	4,081	3,165	2,957	3,446	4,114
Total	$3,338	$3,078	$11,967	$10,661	$10,142	$10,949	$12,032
Net Income (Loss)
Retail(5)	$198	$168	$365	$299	$(413)	$218	$494
Wholesale(6)	94	63	95	(191)	(284)	(1,009)	(194)
Total	$292	$231	$460	$108	$(697)	$(791)	$300
Reconciliation
Consolidated Insurance Agency Commissions	$3,077	$2,813	$10,647	$9,814	$9,358	$10,113	$11,131
Other Income	189	194	1,090	608	523	626	636
Noninterest Income	3,266	3,007	11,737	10,422	9,881	10,739	11,767
Intersegment Income	72	71	230	239	261	210	265
Total Revenue	$3,338	$3,078	$11,967	$10,661	$10,142	$10,949	$12,032
CAPITAL RATIOS:(7)
Shore
Tangible common equity to tangible assets(3)	8.58%	9.02%	8.41%	8.36%	9.16%	9.35%	9.38%
Tier 1 risk-based capital ratio	10.42	12.26	10.09	12.05	12.55	11.81	11.45
Total risk-based capital ratio	11.68	13.52	11.34	13.32	13.80	13.07	12.59
Leverage ratio	7.30	8.80	7.03	8.32	9.29	9.53	9.27
CNB
Tier 1 risk-based capital ratio	14.01	13.65	13.82	13.82	14.07	13.34	12.80
Total risk-based capital ratio	15.26	14.90	15.07	15.08	15.33	14.59	14.05
Leverage ratio	9.15	9.36	9.16	9.33	9.62	9.57	9.70
Talbot Bank
Tier 1 risk-based capital ratio	7.26	11.11	6.92	10.66	11.55	11.15	11.20
Total risk-based capital ratio	8.52	12.38	8.17	11.93	12.81	12.41	12.27
Leverage ratio	5.38	8.24	4.98	7.50	9.01	9.63	9.27

(1)	Where applicable, ratios have been annualized.
(2)	Total stockholders’ equity, net of goodwill and other intangible assets, divided by the number of shares of common stock outstanding at year end.
(3)	The Selected Historical Financial Data contains certain financial information determined by methods other than in accordance with generally accepted accounting principles in the United States (“GAAP”). These non-GAAP financial measures are “tangible common equity,” defined as total common stockholders’ equity reduced by goodwill and other intangible assets, and “tangible book value per common share,” defined as tangible common stockholders’ equity divided by total common share outstanding. Our management uses these non-GAAP measures in its analysis of our performance because it believes these measures are material and will be used as a measure of our performance by investors. These disclosures should not be considered in isolation or as a substitute for results determined in accordance with GAAP, and are not necessarily comparable to non-GAAP performance measures that may be presented by other bank holding companies. Management compensates for these limitations by providing detailed reconciliations between GAAP information and the non-GAAP financial measures. A reconciliation of these non-GAAP measures to their GAAP equivalents is set forth below.

GAAP Reconciliation – tangible book value	At March 31,		At December 31,
	2014	2013	2013	2012	2011	2010	2009
(in thousands except per share data)
Common stockholders’ equity	$104,632	$114,348	$103,299	$114,026	$121,249	$122,513	$127,810
Less: Intangible assets	(15,900)	(16,196)	(15,974)	(16,270)	(16,662)	(18,518)	(21,360)
Tangible common equity	$88,732	$98,152	$87,325	$97,756	$104,587	$103,995	$106,450
Shares outstanding	8,471	8,461	8,471	8,457	8,457	8,443	8,419
Tangible book value per common share	$10.47	$11.60	$10.31	$11.56	$12.37	$12.32	$12.64

GAAP Reconciliation – tangible common equity to tangible assets	At March 31,		At December 31,
	2014	2013	2013	2012	2011	2010	2009
(dollars in thousands)
Common stockholders’ equity	$104,632	$114,348	$103,299	$114,026	$121,249	$122,513	$127,810
Less: Intangible assets	(15,900)	(16,196)	(15,974)	(16,270)	(16,662)	(18,518)	(21,360)
Tangible common equity	$88,732	$98,152	$87,325	$97,756	$104,587	$103,995	$106,450
Total Assets	$1,049,514	$1,104,611	$1,054,124	$1,185,807	$1,158,193	$1,130,311	$1,156,516
Less: Intangible assets	(15,900)	(16,196)	(15,974)	(16,270)	(16,662)	(18,518)	(21,360)
Tangible assets	$1,033,614	$1,088,415	$1,038,150	$1,169,537	$1,141,531	$1,111,793	$1,135,156
Tangible common equity to tangible assets	8.58%	9.02%	8.41%	8.36%	9.16%	9.35%	9.38%

(4)	Noninterest expense as a percentage of total revenue (net interest income plus total noninterest income). Lower ratios indicate improved productivity.
(5)	Net income for 2011 for retail insurance included a net impairment loss of $828,000.
(6)	Net income for 2010 for wholesale insurance included a net impairment loss of $913,000.
(7)	Other than tangible common equity to tangible assets, the capital ratios are calculated in accordance with regulatory accounting principles specified by regulatory agencies for supervisory reporting purposes.

RISK FACTORS

An investment in our common stock involves significant risks. You should consider carefully the risk factors included below together with all of the other information included in or incorporated by reference into this prospectus supplement and the accompanying prospectus, as the same may be updated from time to time by our future filings with the SEC under the Exchange Act, before making a decision to invest in our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also have a material adverse effect on our business, financial condition and results of operations. This prospectus supplement also contains forward-looking statements that involve risks and uncertainties. If any of the matters included in the following information about risk factors were to occur, our business, financial condition, results of operations, cash flows or prospects could be materially and adversely affected. In such case, you may lose all or a substantial part of your investment.

RISKS RELATING TO OUR BUSINESS

We are subject to restrictions and conditions under the Order that may adversely affect our ability to execute our business strategy and operate in the normal course of business. The failure by us and Talbot Bank to comply with applicable regulatory requirements and regulatory enforcement actions could result in further restrictions and enforcement actions.

The Order contains a number of significant directives for Talbot Bank, including higher capital requirements, requirements to reduce the level of its classified and non-performing assets, operating restrictions, and restrictions on its payment of dividends and management fees to the Company. These restrictions may limit our ability to execute our business strategy and may have an adverse effect on our results of operations. For example, we may be limited in our ability to increase our assets, enter into business combinations or branch acquisitions, or enter new lines of business.

While we intend to take such actions as may be necessary to comply with both the requirements of the Order and other regulatory requirements, we may be unable to comply fully with such requirements, and efforts to comply with such requirements may have material adverse effects on our operations and financial condition. In addition, Talbot Bank from time to time may require waivers, amendments or modifications in order to remain in compliance with the Order, and the FDIC and the Commissioner may not grant such relief. The Order will remain in effect until modified or terminated by the FDIC and the Commissioner. Any failure by us to comply with the requirements of the Order or other regulatory requirements could result in further enforcement actions by the FDIC, the Commissioner and the FRB, including the imposition of further operating restrictions and monetary penalties, which could impact our ability to operate in the normal course of business and, thereby, adversely affect our results of operations.

As of March 31, 2014, Talbot Bank's capital levels were not sufficient to achieve compliance with the minimum capital requirements set forth in the Order. The failure to meet and maintain these capital requirements could result in further action by our regulators.

The Order requires Talbot Bank to meet and maintain minimum leverage and total risk-based capital ratios, after establishing an appropriate ALLL, of 8.0% and 12%, respectively, within 90 days of the effective date of the Order. At March 31, 2014, those capital ratios were 5.38% and 8.52%, respectively, which were not in compliance with the minimum requirements set forth in the Order. As required by the Order, Talbot Bank has submitted a written capital plan (the “Capital Plan”) to the FDIC and the Commissioner, which describes the means and timing by which it intends to increase its capital ratios to be in compliance with the Order. The FDIC and the Commissioner have not yet approved the Capital Plan and we can give no assurance that the FDIC and the Commissioner will approve the Capital Plan or, if approved, the timeframe for such approval. Because Talbot Bank has not met the minimum capital requirements set forth in the Order within the prescribed timeframe, the FDIC, the Commissioner and the FRB could take additional enforcement action against us, including the imposition of monetary penalties, as well as further operating restrictions.

Talbot Bank's limited ability under the Order to pay dividends and/or management fees to the Company may negatively affect the operations of the Company and CNB.

Under the Order, Talbot Bank may not declare or pay any dividend or fee to the Company without the prior written consent of the FDIC and the Commissioner. Dividends and management fees from the Banks and the Insurance Subsidiaries are the Company's main source of funds and are used by the Company to pay its operating expenses, including employee salaries and benefits. Since entry of the Order through March 31, 2014, Talbot Bank has received approval from the FDIC and the Commissioner to pay approximately $615,000 in management fees to the Company. However, there can be no assurance that Talbot Bank will continue to receive approvals to pay such fees or, if it receives approvals to pay management fees, that such fees will be approved at a level that is sufficient to meet the Company's funding needs. The dividend and management fee restrictions on Talbot Bank may place pressure on CNB to increase its payments of dividends and management fees to the Company to make up for the shortfall. Since entry of the Order, CNB has paid approximately $908,000 in dividends and $678,000 in management fees to the Company. Talbot Bank's continued operation under these restrictions could have a material adverse effect on our results of operations and result in future regulatory actions by the FRB, FDIC and/or the Commissioner.

Shore Bancshares, Inc. may lose its status as a financial holding company due to the condition of Talbot Bank.

Under Section 4(l) of the BHCA and regulations of the FRB, a financial holding company, such as the Company, must comply with certain requirements to retain its status as a financial holding company, including among other things, a requirement that its subsidiary depository institutions remain well capitalized, within the meaning of the prompt corrective action regulations, and well managed. If the FRB finds that a financial holding company controls any depository institution that is not well capitalized or well managed, the FRB may order the financial holding company to take appropriate action, which may include ceasing to engage in certain financial activities within the meaning of the BHCA or requiring the financial holding company to divest ownership or control of any depository institution owned or controlled by the financial holding company. Such divestiture must be done in accordance with the terms and conditions established by the FRB. Because our subsidiary depository institution, Talbot Bank, is subject to the Order and is not well capitalized within the meaning of the prompt corrective action regulations, we are currently not in compliance with the requirements for a financial holding company. Our further noncompliance with those requirements could lead to regulatory action by the FRB including loss of our status as a financial holding company or a requirement that we divest one or more of our bank and/or nonbank subsidiaries. Such a result would have a material adverse affect on our ability to execute our business strategy and on our operations generally.

The current economic environment poses significant challenges for us and could continue to adversely affect our financial condition and results of operations.

The Banks are operating in a challenging and uncertain economic environment, including generally uncertain national and local conditions. Financial institutions continue to be affected by sharp declines in the real estate market and constrained financial markets. There have been dramatic declines in the housing market over the past several years, with falling home prices and increasing foreclosures and high levels of unemployment, resulting in significant write-downs of asset values by financial institutions. In addition, while the Asset Sale reduced the level of problem loans, the volume of Talbot Bank's classified assets remains elevated at Talbot Bank's current capital levels. While conditions appear to have begun to improve generally, continued declines in real estate values, home sales volumes, and financial stress on borrowers as a result of the uncertain economic environment could have an adverse effect on the Banks’ borrowers or their customers, which could adversely affect our financial condition and results of operations. A worsening of these conditions would likely exacerbate the adverse effects on us and others in the financial services industry. For example, a return to prolonged deteriorating local economic conditions could drive losses beyond that which is provided for in our allowance for credit losses. We may also face the following risks in connection with these events:

•	Economic conditions that negatively affect housing prices and the job market may result in further deterioration in credit quality of our loan portfolio, and such deterioration in credit quality could have a negative impact on our business;

•	Market developments may affect consumer confidence levels and may cause adverse changes in payment patterns, causing increases in delinquencies and default rates on loans and other credit facilities;
•	Demand for our products and services may decline;
•	Collateral for loans made by us may decline in value, in turn reducing a client’s borrowing power, and reducing the value of assets and collateral associated with our loans held for investment;
•	Our loan customers may not repay their loans according to their terms and any collateral securing payment may be insufficient to fully compensate us for the outstanding balance of the loan plus the costs we incur disposing of the collateral;
•	The processes we use to estimate the allowance for credit losses may no longer be reliable because they rely on complex judgments, including forecasts of economic conditions, that may no longer be capable of accurate estimation;
•	A reduction in the size, spending or employment levels of the federal, state and/or local governments in the Washington, DC metropolitan area could have a negative effect on the economy of the region, on our customers, and on real estate prices;
•	The net income generated by our Insurance Subsidiaries may decline due to a decrease in the demand for the products and services offered by the Insurance Subsidiaries and such income may be uneven due to the seasonality of certain of such products and services. In addition, the Insurance Subsidiaries’ net income may be adversely impacted by the proposed sale of TSGIA. For a further discussion of the Insurance Subsidiaries, see “Prospectus Supplement Summary — Our Strategy;”
•	Continued turmoil in the market, and loss of confidence in the banking system, could require the Banks to pay higher interest rates to obtain deposits to meet the needs of their depositors and borrowers, resulting in reduced margin and net interest income. If conditions worsen significantly, it is possible that banks such as the Banks may be unable to meet the needs of their depositors and borrowers, which could, in the worst case, result in the Banks being placed into receivership; and
•	Compliance with increased regulation of the banking industry may increase our costs, limit our ability to pursue business opportunities, and divert management efforts.

As these conditions or similar ones continue to exist or worsen, we could experience continuing or increased adverse effects on our financial condition and results of operations.

A majority of our business is concentrated in Maryland and Delaware, a significant amount of which is concentrated in real estate lending, so a decline in the local economy and real estate markets could adversely impact our financial condition and results of operations.

Because most of our loans are made to customers who reside on the Eastern Shore of Maryland and in Delaware, a decline in local economic conditions may have a greater effect on our earnings and capital than on the earnings and capital of larger financial institutions whose loan portfolios are more geographically diverse. Further, a significant portion of our loan portfolio is secured by real estate, including construction and land development loans, all of which are in greater demand when interest rates are low and economic conditions are good. Accordingly, a further decline in local economic conditions would likely have an adverse impact on our financial condition and results of operations, and the impact on us would likely be greater than the impact felt by larger financial institutions whose loan portfolios are more geographically diverse. We cannot guarantee that any risk management practices that we implement to address our geographic and loan concentrations will be effective in preventing losses relating to our loan portfolio.

In the case of real estate acquisition, construction and development projects that we have financed, challenging economic conditions have caused some of our borrowers to default on their loans. Because of the deterioration in the market values of real estate collateral during and following the most recent recession, banks, including the Banks, have been unable to recover the full amount due under their loans when forced to foreclose on and sell real estate collateral. As a result, the Banks have realized significant impairments and losses in their loan portfolios, which have materially and adversely impacted our financial condition and results of operations. These conditions and their consequences are likely to continue until the nation and our market areas fully recover from the most recent economic recession. Management cannot predict the extent to which economic conditions will cause future impairments or losses, nor can it provide any assurances as to when, or if, economic conditions in our market areas will improve.

Our concentrations of commercial real estate loans could subject us to increased regulatory scrutiny and directives, which could force us to preserve or raise capital and/or limit our future commercial lending activities.

The FRB and the FDIC, along with the other federal banking regulators, issued guidance in December 2006 entitled “Concentrations in Commercial Real Estate Lending, Sound Risk Management Practices” directed at institutions that have particularly high concentrations of commercial real estate loans within their lending portfolios. This guidance suggests that these institutions face a heightened risk of financial difficulties in the event of adverse changes in the economy and commercial real estate markets. Accordingly, the guidance suggests that institutions whose concentrations exceed certain percentages of capital should implement heightened risk management practices appropriate to their concentration risk. The guidance provides that banking regulators may require such institutions to reduce their concentrations and/or maintain higher capital ratios than institutions with lower concentrations in commercial real estate. Based on our concentration of commercial real estate and construction lending as of March 31, 2014, we may be subject to heightened supervisory scrutiny during future examinations and/or be required to take steps to address our concentration and capital levels. Management cannot predict the extent to which this guidance will impact our operations or capital requirements. Further, we cannot guarantee that any risk management practices we implement will be effective in preventing losses resulting from concentrations in our commercial real estate portfolio.

Interest rates and other economic conditions will impact our results of operations.

Our results of operations may be materially and adversely affected by changes in prevailing economic conditions, including declines in real estate values, rapid changes in interest rates and the monetary and fiscal policies of the federal government. Our results of operations are significantly impacted by the spread between the interest rates earned on assets and the interest rates paid on deposits and other interest-bearing liabilities (i.e., net interest income), including advances from the Federal Home Loan Bank (the “FHLB”) of Atlanta. Interest rate risk arises from mismatches (i.e., the interest sensitivity gap) between the dollar amount of repricing or maturing assets and liabilities. If more assets reprice or mature than liabilities during a falling interest rate environment, then our earnings could be negatively impacted. Conversely, during a rising interest rate environment, our earnings could be negatively impacted if more liabilities reprice or mature than assets. Fluctuations in interest rates are not predictable or controllable.

Changes in interest rates, particularly by the FRB, which implements national monetary policy in order to mitigate recessionary and inflationary pressures, also affect the value of our loans. In setting its policy, the FRB may utilize techniques such as: (i) engaging in open market transactions in United States government securities; (ii) setting the discount rate on member bank borrowings; and (iii) determining reserve requirements. These techniques may have an adverse effect on our deposit levels, net interest margin, loan demand or our business and operations. In addition, an increase in interest rates could adversely affect borrowers’ ability to pay the principal or interest on existing loans or reduce their desire to borrow more money. This may lead to an increase in our nonperforming assets, a decrease in loan originations, or a reduction in the value of and income from our loans, any of which could have a material and negative effect on our results of operations. We try to minimize our exposure to interest rate risk, but we are unable to completely eliminate this risk. Fluctuations in market rates and other market disruptions are neither predictable nor controllable and may have a material and negative effect on our business, financial condition and results of operations.

The Banks may experience credit losses in excess of their allowances, which would adversely impact our financial condition and results of operations.

The risk of credit losses on loans varies with, among other things, general economic conditions, the type of loan being made, the creditworthiness of the borrower over the term of the loan and, in the case of a collateralized loan, the value and marketability of the collateral for the loan. Management of each of the Banks bases the allowance for credit losses upon, among other things, historical experience, an evaluation of economic conditions and regular reviews of delinquencies and loan portfolio quality. If management’s assumptions and judgments prove to be incorrect and the allowance for credit losses is inadequate to absorb future losses, or if the bank regulatory authorities, as a part of their examination process, require our bank subsidiaries to increase their respective allowance for credit losses, our earnings and capital could be significantly and adversely affected. Material additions to the allowance for credit losses of one of the Banks would result in a decrease in that Bank’s net income and capital and could have a material adverse effect on our financial condition.

Although we believe that our allowance for credit losses is maintained at a level adequate to absorb any inherent losses in our loan portfolio, these estimates of loan losses are necessarily subjective and their accuracy depends on the outcome of future events.

While we strive to carefully monitor credit quality and to identify loans that may become nonperforming, at any time there are loans included in the portfolio that have not been identified as nonperforming or potential problem loans, but that will result in losses. We cannot be sure that we will be able to identify deteriorating loans before they become nonperforming assets, or that we will be able to limit losses on those loans that are identified. As a result, future additions to the allowance may be necessary.

Economic conditions and increased uncertainty in the financial markets could adversely affect our ability to accurately assess our allowance for credit losses. Our ability to assess the creditworthiness of our customers or to estimate the values of our assets and collateral for loans will be reduced if the models and approaches we use become less predictive of future behaviors, valuations, assumptions or estimates. We estimate losses inherent in our loan portfolio, the adequacy of our allowance for credit losses and the values of certain assets by using estimates based on difficult, subjective, and complex judgments, including estimates as to the effects of economic conditions and how those economic conditions might affect the ability of our borrowers to repay their loans or the value of assets.

We may not be successful if we are not able to grow our subsidiaries and their businesses.

Our primary business activity for the foreseeable future will be to act as the holding company of CNB, Talbot Bank, and our other subsidiaries. Therefore, our future profitability will depend on the success and growth of these subsidiaries. The heightened regulatory scrutiny of us and Talbot Bank could impede our ability to expand our operations.

The market value of our investments might decline.

As of March 31, 2014, we classified 97% of our investment securities as available-for-sale pursuant to the Accounting Standards Codification (“ASC”) Topic 320 (“ASC 320”) of the Financial Accounting Standards Board relating to accounting for investments. ASC 320 requires that unrealized gains and losses in the estimated value of the available-for-sale portfolio be “marked to market” and reflected as a separate item in stockholders’ equity (net of tax) as accumulated other comprehensive income. The remaining investment securities are classified as held-to-maturity in accordance with ASC 320 and are stated at amortized cost.

In the past, gains on sales of investment securities have not been a significant source of income for us. There can be no assurance that future market performance of our investment portfolio will enable us to realize income from sales of securities. Stockholders’ equity will continue to reflect the unrealized gains and losses (net of tax) of these investments. There can be no assurance that the market value of our investment portfolio will not decline, causing a corresponding decline in stockholders’ equity.

CNB and Talbot Bank are members of the FHLB of Atlanta. A member of the FHLB system is required to purchase stock issued by the relevant FHLB bank based on how much it borrows from the FHLB and the quality of the collateral pledged to secure that borrowing. Accordingly, our investments include stock issued by the FHLB of Atlanta. These investments could be subject to future impairment charges and there can be no guaranty of future dividends.

Management believes that several factors will affect the market values of our investment portfolio. These include, but are not limited to, changes in interest rates or expectations of changes, the degree of volatility in the securities markets, inflation rates or expectations of inflation and the slope of the interest rate yield curve (the yield curve refers to the differences between shorter-term and longer-term interest rates; a positively sloped yield curve means shorter-term rates are lower than longer-term rates). Also, the passage of time will affect the market values of our investment securities, in that the closer they are to maturing, the closer the market price should be to par value. These and other factors may impact specific categories of the portfolio differently, and management cannot predict the effect these factors may have on any specific category.

Impairment of investment securities, goodwill, other intangible assets, or deferred tax assets could require charges to earnings, which could negatively impact our results of operations.

We are required to record a non-cash charge to earnings when management determines that an investment security is other-than-temporarily impaired. In assessing whether the impairment of investment securities is other-than-temporary, management considers the length of time and extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer, and the intent and ability to retain our investment in the security for a period of time sufficient to allow for any anticipated recovery in fair value in the near term.

Under current accounting standards, goodwill is not amortized but, instead, is subject to impairment tests on at least an annual basis or more frequently if an event occurs or circumstances change that reduce the fair value of a reporting unit below its carrying amount. Intangible assets other than goodwill are also subject to impairment tests at least annually. A decline in the price of our common stock or occurrence of a triggering event following any of our quarterly earnings releases and prior to the filing of the periodic report for that period could, under certain circumstances, cause us to perform goodwill and other intangible assets impairment tests and result in an impairment charge being recorded for that period that was not reflected in such earnings release. In the event that we conclude that all or a portion of our goodwill or other intangible assets may be impaired, a non-cash charge for the amount of such impairment would be recorded to earnings. At March 31, 2014, we had recorded goodwill of $12.5 million and other intangible assets of $3.4 million, representing approximately 11.90% and 3.29% of stockholders’ equity, respectively.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Assessing the need for, or the sufficiency of, a valuation allowance requires management to evaluate all available evidence, both negative and positive, including the recent trend of quarterly earnings. Positive evidence necessary to overcome the negative evidence includes whether future taxable income in sufficient amounts and character within the carryback and carry forward periods is available under the tax law, including the use of tax planning strategies. When negative evidence (e.g., cumulative losses in recent years, history of operating loss or tax credit carry forwards expiring unused) exists, more positive evidence than negative evidence will be necessary. At March 31, 2014, our deferred tax assets were approximately $18.4 million. There was no valuation allowance for deferred taxes recorded at March 31, 2014, as management believes it is more likely than not that all of the deferred taxes will be realized because they were supported by positive evidence such as the expected generation of a sufficient level of future taxable income from operations and tax planning strategies. These deferred tax assets include net operating loss carryovers that can be used to offset taxable income in future periods and reduce income taxes payable in those future periods. Each quarter, we determine the probability of the realization of deferred tax assets, using significant judgments and estimate with respect to, among other things, historical operating results, expectations of future earnings and tax planning strategies. If we determine in the future that there is not sufficient positive evidence to support the valuation of these assets, due to the risk factors described herein or other factors, we may be required to establish a valuation allowance to reduce our deferred tax assets. Such a reduction could result in material non-cash expenses in the period in which the valuation allowance is established and could have a material adverse effect on our results of operations.

The impact of each of these impairment matters could have a material adverse effect on our business, results of operations, and financial condition.

Our future success will depend on our ability to compete effectively in the highly competitive financial services industry.

We face substantial competition in all phases of our operations from a variety of different competitors. We compete with commercial banks, credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds and other mutual funds, as well as other local and community, super-regional, national and international financial institutions that operate offices in our primary market areas and elsewhere. Our future growth and success will depend on our ability to compete effectively in this highly competitive financial services environment.

Many of our competitors are well-established, larger financial institutions and many offer products and services that we do not. Many have substantially greater resources, name recognition and market presence that benefit them in attracting business. Some of our competitors are not subject to the same regulations that are imposed on us, including credit unions that do not pay federal income tax, and, therefore, have regulatory advantage over us in accessing funding and in providing various services. While we believe we compete effectively with these other financial institutions in our primary markets, we may face a competitive disadvantage as a result of our smaller size, smaller asset base, lack of geographic diversification and inability to spread our marketing costs across a broader market. If we have to raise interest rates paid on deposits or lower interest rates charged on loans to compete effectively, our net interest margin and income could be negatively affected. Failure to compete effectively to attract new, or to retain existing, clients may reduce or limit our net income and our market share and may adversely affect our results of operations, financial condition and growth.

Our funding sources may prove insufficient to replace deposits and support our future growth.

We rely primarily on customer deposits, and also on advances from the FHLB and lines of credit at other financial institutions to fund our operations. Although we have historically been able to replace maturing deposits and advances if desired, no assurance can be given that we would be able to replace such funds in the future if our financial condition or the financial condition of the FHLB or market conditions were to change. Our financial flexibility will be severely constrained and/or our cost of funds will increase if we are unable to maintain our access to funding or if financing necessary to accommodate future growth is not available at favorable interest rates. Finally, if we are required to place greater reliance on more expensive funding sources to support future growth, our revenues may not increase proportionately to cover our costs. In this case, our profitability would be adversely affected.

In addition, the FRB has issued rules pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) governing debit card interchange fees that apply to institutions with greater than $10 billion in assets. Although we are not subject to these rules, market forces may effectively require all banks to adopt debit card interchange fee structures that comply with these rules, in which case our non-interest income for future periods could be materially and adversely affected.

The loss of key personnel could disrupt our operations and result in reduced earnings.

Our growth and profitability will depend upon our ability to attract and retain skilled managerial, marketing and technical personnel. Competition for qualified personnel in the financial services industry is intense, and there can be no assurance that we will be successful in attracting and retaining such personnel. Our current executive officers provide valuable services based on their many years of experience and in-depth knowledge of the banking industry. Due to the intense competition for financial professionals, these key personnel would be difficult to replace and an unexpected loss of their services could result in a disruption to the continuity of operations and a possible reduction in earnings.

Our lending activities subject us to the risk of environmental liabilities.

A significant portion of our loan portfolio is secured by real property. During the ordinary course of business, we may foreclose on and take title to properties securing certain loans. In doing so, there is a risk that hazardous or toxic substances could be found on these properties. If hazardous or toxic substances are found, we may be liable for remediation costs, as well as for personal injury and property damage. Environmental laws may require us to incur substantial expenses and may materially reduce the affected property’s value or limit our ability to use or sell the affected property. In addition, future laws or more stringent interpretations of enforcement policies with respect to existing laws may increase our exposure to environmental liability. Although we have policies and procedures to perform an environmental review before initiating any foreclosure action on real property, these reviews may not be sufficient to detect all potential environmental hazards. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on our financial condition and results of operations.

We may be subject to other claims.

We may from time to time be subject to claims from customers for losses due to alleged breaches of fiduciary duties, errors and omissions of employees, officers and agents, incomplete documentation, the failure to comply with applicable laws and regulations, or many other reasons. Also, our employees may knowingly or unknowingly violate laws and regulations. Management may not be aware of any violations until after their occurrence. This lack of knowledge may not insulate us or our subsidiaries from liability. Claims and legal actions may result in legal expenses and liabilities that may reduce our profitability and hurt our financial condition.

Our exposure to operational, technological and organizational risk may adversely affect us.

We are exposed to many types of operational risks, including reputation, legal and compliance risk, the risk of fraud or theft by employees or outsiders, unauthorized transactions by employees or operational errors, clerical or record-keeping errors, and errors resulting from faulty or disabled computer or telecommunications systems.

Certain errors may be repeated or compounded before they are discovered and successfully rectified. Our necessary dependence upon automated systems to record and process transactions may further increase the risk that technical system flaws or employee tampering or manipulation of those systems will result in losses that are difficult to detect. We may also be subject to disruptions of our operating systems arising from events that are wholly or partially beyond our control (for example, computer viruses or electrical or telecommunications outages), which may give rise to disruption of service to customers and to financial loss or liability. We are further exposed to the risk that our external vendors may be unable to fulfill their contractual obligations (or will be subject to the same risk of fraud or operational errors by their respective employees as are we) and to the risk that our (or our vendors’) business continuity and data security systems prove to be inadequate.

We depend on the accuracy and completeness of information about customers and counterparties and our financial condition could be adversely affected if we rely on misleading information.

In deciding whether to extend credit or to enter into other transactions with customers and counterparties, we may rely on information furnished to us by or on behalf of customers and counterparties, including financial statements and other financial information, which we do not independently verify. We also may rely on representations of customers and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. For example, in deciding whether to extend credit to customers, we may assume that a customer’s audited financial statements conform with GAAP and present fairly, in all material respects, the financial condition, results of operations and cash flows of the customer. Our financial condition and results of operations could be negatively impacted to the extent we rely on financial statements that do not comply with GAAP or are materially misleading.

We rely on other companies to provide key components of our business infrastructure.

Third parties provide key components of our business operations such as data processing, recording and monitoring transactions, online banking interfaces and services, internet connections and network access. While we have selected these third party vendors carefully, we do not control their actions. Any problem caused by these third parties, including poor performance of services, failure to provide services, disruptions in communication services provided by a vendor and failure to handle current or higher volumes, could adversely affect our ability to deliver products and services to our customers and otherwise conduct our business, and may harm our reputation. Financial or operational difficulties of a third party vendor could also hurt our operations if those difficulties interfere with the vendor’s ability to serve us. Replacing these third party vendors could also create significant delay and expense. Accordingly, use of such third parties creates an unavoidable inherent risk to our business operations.

Our information systems may experience an interruption or breach in security.

We rely heavily on communications and information systems to conduct business. Any failure, interruption, or breach in security of these systems could result in failures or disruptions in our Internet banking, deposit, loan and other systems. While we have policies and procedures designed to prevent or limit the effect of such failure, interruption or security breach of our information systems, there can be no assurance that they will not occur or, if they do occur, that they will be adequately addressed. The occurrence of any failure, interruption or security breach of our communications and information systems could damage our reputation, result in a loss of customer business, subject us to additional regulatory scrutiny and expose us to civil litigation and possible financial liability.

Technological changes affect our business, and we may have fewer resources than many competitors to invest in technological improvements.

The financial services industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. In addition to serving customers better, the effective use of technology may increase efficiency and may enable financial institutions to reduce costs. Our future success will depend, in part, upon our ability to use technology to provide products and services that provide convenience to customers and to create additional efficiencies in operations. We may need to make significant additional capital investments in technology in the future, and we may not be able to effectively implement new technology-driven products and services. Many of our competitors have substantially greater resources to invest in technological improvements.

RISKS RELATING TO THE REGULATION OF OUR INDUSTRY

We operate in a highly regulated environment, which could restrain our growth and profitability.

We are subject to extensive laws and regulations that govern almost all aspects of our operations. These laws and regulations, and the supervisory framework that oversees the administration of these laws and regulations, are primarily intended to protect depositors, the Deposit Insurance Fund and the banking system as a whole, and not stockholders. These laws and regulations, among other matters, affect our lending practices, capital structure, investment practices, dividend policy, operations and growth. Compliance with the myriad laws and regulations applicable to our organization can be difficult and costly. In addition, these laws, regulations and policies are subject to continual review by governmental authorities, and changes to these laws, regulations and policies, including changes in interpretation or implementation of these laws, regulations and policies, could affect us in substantial and unpredictable ways, and such changes often impose additional compliance costs. Further, any new laws, rules and regulations and regulatory capital rules, could make compliance more difficult or expensive. All of these laws and regulations, and the supervisory framework applicable to our industry, could have a material adverse effect on our business, financial condition and results of operations.

Federal and state regulators periodically examine our business, and we may be required to remediate adverse examination findings.

The FRB, the FDIC and the Commissioner periodically examine our business, including our compliance with laws and regulations. If, as a result of an examination, the FRB, the FDIC or the Commissioner were to determine that our financial condition, capital resource, asset quality, earnings prospects, management, liquidity or other aspects of any of our operations had become unsatisfactory, or that we were in violation of any law or regulation, it may take a number of different remedial actions as it deems appropriate. These actions include the power to enjoin “unsafe or unsound” practices, require affirmative action to correct any conditions resulting from any violation or practice, issue an administrative order that can be judicially enforced, direct an increase in our capital, restrict our growth, assess civil monetary penalties against our officers or directors, remove officers and directors and, if it is concluded that such conditions cannot be corrected or there is an imminent risk of loss to depositors, to terminate our deposit insurance and place us into receivership or conservatorship. Any regulatory action against us could have a material adverse effect on our business, financial condition and results of operations.

Our FDIC deposit insurance premiums and assessments may increase.

The deposits of the Banks are insured by the FDIC up to legal limits and, accordingly, subject to the payment of FDIC deposit insurance assessments. The Banks’ regular assessments are determined by their risk classifications, which are based on their regulatory capital levels and the level of supervisory concern that they pose. High levels of bank failures since the beginning of the financial crisis and increases in the statutory deposit insurance limits have increased resolution costs to the FDIC and put significant pressure on the Deposit Insurance Fund. In order to maintain a strong funding position and restore the reserve ratios of the

Deposit Insurance Fund, the FDIC increased deposit insurance assessment rates and charged a special assessment to all FDIC-insured financial institutions. Further increase in assessment rates or special assessments may occur in the future, especially if there are significant additional financial institution failures. Any future special assessments, increases in assessment rates or required prepayments in FDIC insurance premiums could reduce our profitability or limit our ability to pursue certain business opportunities, which could have a material adverse effect on our business, financial condition and results of operations. Because of the FDIC's heightened risk assessment for Talbot Bank due to Talbot Bank's regulatory capital levels and the imposition of the Order, Talbot Bank's deposit insurance assessments have increased substantially. The FDIC deposit insurance assessments for Talbot Bank increased $428,000, or 43%, for 2013 when compared to 2012 as a result of the Order.

The short-term and long-term impact of recently adopted regulatory capital rules is uncertain.

In July 2013, the federal banking agencies approved rules that will significantly change the regulatory capital requirements of all banking institutions in the United States. The new rules are designed to implement the recommendations with respect to regulatory capital standards, commonly known as Basel III, approved by the International Basel Committee on Bank Supervision. We will become subject to the new rules over a multi-year transition period commencing January 1, 2015. The new rules establish a new regulatory capital standard based on tier 1 common equity and increase the minimum leverage and risk-based capital ratios. The rules also change how a number of the regulatory capital components are calculated. The new rules will generally require us and the Banks to maintain greater amounts of regulatory capital. A significant increase in our capital requirements could have a material adverse effect on our business, financial condition and results of operations.

We are subject to numerous laws designed to protect consumers, including the Community Reinvestment Act and fair lending laws, and failure to comply with these laws could lead to a wide variety of sanctions.

The Community Reinvestment Act, the Equal Credit Opportunity Act, the Fair Housing Act and other fair lending laws and regulations impose nondiscriminatory lending requirements on financial institutions. The Department of Justice and other federal agencies are responsible for enforcing these laws and regulations. A successful regulatory challenge to an institution’s performance under the Community Reinvestment Act or fair lending laws and regulations could result in a wide variety of sanctions, including damages and civil money penalties, injunctive relief, restrictions on mergers and acquisition activity, restrictions on expansion and restrictions on entering new business lines. Private parties may also have the ability to challenge an institution’s performance under fair lending laws in private class action litigation. Such actions could have a material adverse effect on our business, financial condition and results of operations.

We face a risk of noncompliance and enforcement action with the Bank Secrecy Act and other anti-money laundering statues and regulations.

The Bank Secrecy Act, the USA PATRIOT Act of 2001 and other laws and regulations require financial institutions, among other duties, to institute and maintain an effective anti-money laundering program and file suspicious activity and currency transaction reports as appropriate. The federal Financial Crimes Enforcement Network is authorized to impose significant civil money penalties for violations of those requirements and has recently engaged in coordinated enforcement efforts with the individual federal banking regulators, as well as the U.S. Department of Justice, Drug Enforcement Administration and Internal Revenue Service. We are also subject to increased scrutiny of compliance with the rules enforced by the Office of Foreign Assets Control. If our policies, procedures and systems are deemed deficient, we would be subject to liability, including fines and regulatory actions, which may include restrictions on our ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain aspects of our business plan, including our acquisition plans. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have serious reputational consequences for us. Any of these results could have a material adverse effect on our business, financial condition and results of operations.

RISKS RELATING TO THE COMPANY’S SECURITIES

Our ability to pay dividends is limited.

Under the Order and other regulatory restrictions applicable to us, both the Company and Talbot Bank are currently prohibited from paying any dividends without the consent of the FRB or the FDIC and the Commissioner, respectively. Thus, even if we and/or Talbot Bank had cash sufficient under corporate and banking laws to lawfully pay dividends, the FRB and/or the FDIC and the Commissioner could prevent us/Talbot Bank from doing so. Because of these limitations, there can be no guarantee that our board will declare dividends in any fiscal quarter.

Our ability to pay dividends is otherwise subject to the requirements of Maryland corporate laws, federal and state banking laws, and the policies and actions of our regulators. Moreover, our ability to pay dividends to stockholders is largely dependent upon our earnings in future periods and upon our receipt of dividends from the Banks. Under corporate law, stockholders are entitled to dividends on their shares of common stock if, when, and as declared by our board of directors out of funds legally available for that purpose. FRB guidance requires a bank holding company, like us, to consult with the FRB before paying dividends if our earnings do not exceed the aggregate amount of the proposed dividend. The FRB has the ability to prohibit a dividend in such a situation. Both federal and state laws impose restrictions on the ability of the Banks to pay dividends. Federal law prohibits the payment of a dividend by an insured depository institution if the depository institution is considered “undercapitalized” or if the payment of the dividend would make the institution “undercapitalized.” Maryland banking law provides that a state-chartered bank may pay dividends out of undivided profits or, with the prior approval of the Commissioner, from surplus in excess of 100% of required capital stock. If, however, the surplus of a Maryland bank is less than 100% of its required capital stock, then cash dividends may not be paid in excess of 90% of net earnings. In addition to these specific restrictions, bank regulatory agencies also have the ability to prohibit proposed dividends by a financial institution that would otherwise be permitted under applicable regulations if the regulatory body determines that such distribution would constitute an unsafe or unsound practice.

The shares of our common stock are not heavily traded.

Shares of our common stock are listed on The NASDAQ Global Select Market, but shares are not heavily traded. Securities that are not heavily traded can be more volatile than stock trading in an active public market. Factors such as our financial results, the introduction of new products and services by us or our competitors, and various factors affecting the banking industry generally may have a significant impact on the market price of the shares of the common stock. Management cannot predict the extent to which an active public market for the shares of the common stock will develop or be sustained in the future. Accordingly, holders of shares of our common stock may not be able to sell them at the volumes, prices, or times that they desire.

Our Articles of Incorporation and Bylaws and Maryland law may discourage a corporate takeover, which may make it more difficult for stockholders to receive a change in control premium.

Our Amended and Restated Articles of Incorporation, or Charter, and Amended and Restated Bylaws, or Bylaws, contain certain provisions designed to enhance the ability of the board to deal with attempts to acquire control of us. The Charter and Bylaws provide for the classification of the Board into three classes; directors of each class generally serve for staggered three-year periods. No director may be removed except for cause and then only by a vote of at least a majority of the total eligible stockholder votes. The Charter gives the Board certain powers with respect to our securities. First, the Board has the authority to classify and reclassify unissued shares of stock of any class or series of stock by setting, fixing, eliminating, or altering in any one or more respects the preferences, rights, voting powers, restrictions and qualifications of, dividends on, and redemption, conversion, exchange, and other rights of, such securities. Second, a majority of the Board, without action by the stockholders, may amend the Charter to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class that we have authority to issue. The Board could use these powers, along with its authority to authorize the issuance of securities of any class or series, to issue securities having terms favorable to management or to persons affiliated with or otherwise friendly to management. Maryland law also contains anti-takeover provisions that apply to us. The Maryland Business Combination Act generally prohibits, subject to certain limited exceptions, corporations from being involved in any “business combination” (defined as a variety of transactions, including a merger, consolidation, share exchange, asset transfer or issuance or reclassification of equity securities) with any “interested stockholder” for a period of five years following the most recent date on which the interested stockholder became an interested stockholder. An interested stockholder is defined generally as a person who is the beneficial owner of 10% or more of the voting power of the outstanding voting stock of the corporation after the date on which the corporation had 100 or more beneficial owners of its stock or who is an affiliate or associate of the corporation and was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding stock of the corporation at any time within the two-year period immediately prior to the date in question and after the date on which the corporation had 100 or more beneficial owners of its stock. The Maryland Control Share Acquisition Act applies to acquisitions of “control shares,” which, subject to certain exceptions, are shares the acquisition of which entitle the holder, directly or indirectly, to exercise or direct the exercise of the voting power of shares of stock of the corporation in the election of directors within any of the following ranges of voting power: one-tenth or more, but less than one-third of all voting power; one-third or more, but less than a majority of all voting power; or a majority or more of all voting power. Control shares have limited voting rights. The Bylaws exempt our capital securities from the Maryland Control Share Acquisition Act, but the Board has the authority to eliminate the exemption without stockholder approval.

Although these provisions do not preclude a takeover, they may have the effect of discouraging, delaying or deferring a tender offer or takeover attempt that a stockholder might consider in his or her best interest, including those attempts that might result in a premium over the market price for the common stock. Such provisions will also render the removal of the board of directors and of management more difficult and, therefore, may serve to perpetuate current management. These provisions could potentially adversely affect the market price of our common stock.

We may issue debt and equity securities that are senior to the common stock as to distributions and in liquidation, which could negatively affect the value of the common stock.

In the future, we may increase our capital resources by entering into debt or debt-like financing or issuing debt or equity securities, which could include issuances of senior notes, subordinated notes, preferred stock or common stock. In the event of our liquidation, our lenders and holders of our debt or preferred securities would receive a distribution of our available assets before distributions to the holders of our common stock. Our decision to incur debt and issue securities in future offerings will depend on market conditions and other factors beyond our control. We cannot predict or estimate the amount, timing or nature of our future offerings and debt financings. Future offerings could reduce the value of shares of our common stock and dilute a stockholder’s interest in us.

We will retain broad discretion in using the net proceeds from the offering, and might not use the proceeds effectively.

We intend to use the proceeds of the offering for general corporate purposes, including but not limited to contribution of capital to Talbot Bank to satisfy the capital requirements of the Order, to support organic growth, de novo branching, branch acquisitions, loan production offices and opportunistic acquisitions, should appropriate acquisition opportunities arise. Other than at least $16.0 million of net proceeds which will be contributed to Talbot Bank immediately after consummation of this offering, we have not designated the amount of net proceeds we will use for any particular purpose and our management will retain broad discretion to allocate the net proceeds of the offering. The net proceeds may be applied in ways with which some investors in the offering may not agree. Moreover, our management may use the proceeds for corporate purposes that may not increase our market value or make us more profitable. In addition, it may take us some time to effectively deploy the proceeds from the offering. Until the proceeds are effectively deployed, our return on equity and earnings per share may be negatively impacted. Management’s failure to use the net proceeds of the offering effectively could have an adverse effect on our business, financial condition and results of operations.

USE OF PROCEEDS

Assuming the sale of 3,000,000 shares of common stock at a public offering price of $9.31 (the closing price of the common stock on May 12, 2014) we estimate that the net proceeds from the sale of our common stock in the offering, after underwriting discounts and estimated expenses, will be approximately $25.8 million. If the underwriter exercises its over-allotment option in full, we estimate that our net proceeds, after underwriting discounts and expenses, will be approximately $29.7 million. In each case, this assumes the deduction of estimated offering expenses of $450,000 and the underwriting discount.

We intend to use the proceeds of the offering for general corporate purposes, including but not limited to contribution of capital to Talbot Bank to satisfy the capital requirements of the Order, to support organic growth, de novo branching, branch acquisitions, loan production offices and opportunistic acquisitions, should appropriate acquisition opportunities arise. Currently, we do not have any agreements, arrangements or understandings regarding any possible acquisitions. Other than at least $16.0 million of net proceeds which will be infused into Talbot Bank immediately after consummation of this offering, we have not determined the amounts that may be used for each purpose nor have we established a timetable for the effective deployment of the proceeds. Accordingly, we will have broad discretion in the use of the net proceeds from this offering. Pending such uses, we intend to invest the net proceeds in short-term, investment grade, interest-bearing securities. Investing the offering proceeds in securities until we are able to deploy the proceeds will provide lower yields than we generally earn on loans, potentially adversely affecting our net interest yield and our net interest margin.

CAPITALIZATION

The following table shows our capitalization on an actual basis and on an as adjusted basis as if the offering had been completed as of March 31, 2014, assuming the sale of 3,000,000 shares of common stock at the public offering price of $9.31 per share (the closing price of the Company’s common stock on May 12, 2014) and that the underwriter’s over-allotment option is not exercised, resulting in net proceeds from the offering of approximately $25.8 million after deducting underwriting commissions and estimated expenses.

The following information should be read in conjunction with our consolidated financial statements for the year ended December 31, 2013, and the notes thereto, included in our Annual Report on Form 10-K for the year ended December 31, 2013, and the unaudited consolidated financial statements for the three months ended March 31, 2014, and the notes thereto, included in our Quarterly Report on Form 10-Q for the period ended March 31, 2014, incorporated by reference herein.

	March 31, 2014
	Actual	As Adjusted
	(Unaudited) (dollars in thousands)
Stockholders’ Equity:
Common Stock, $0.01 par value, shares authorized 35,000,000, shares issued and outstanding 8,471,289 actual; 11,471,289, as adjusted	$85	$115
Additional Paid in Capital	32,229	58,003
Retained Earnings	72,702	72,702
Accumulated Other Comprehensive (Loss)	(384)	(384)
Total Stockholders’ Equity	$104,632	$130,436
Book Value per Common Share	$12.35	$11.37
Tangible Book Value per Common Share(1)	$10.47	$9.98
Capital Ratios for the Company(2)
Tier 1 risk-based capital ratio	10.42%	13.96%
Total capital risk-based ratio	11.68	15.20
Leverage ratio	7.30	9.60
Tangible common equity to tangible assets ratio(1)	8.58	10.81

(1)	Non-GAAP financial information. See footnote 3 to the Selected Historical Financial Data Table.
(2)	The as adjusted capital ratios assume the initial deployment of the net proceeds of the offering in short-term investments carrying a 20% risk weighting under applicable regulations.

MARKET FOR COMMON STOCK AND OUR DIVIDEND POLICY

Our common stock is listed for trading on the NASDAQ Global Select Market under the symbol “SHBI.” The following table sets forth the high and low sale prices for the common stock for each calendar quarter during 2013 and 2012, for the first quarter of 2014 and for the second quarter of 2014 through May 12, 2014. No cash dividends were declared on our common stock during such periods other than a cash dividend of $0.01 per share paid during the first quarter of 2012. As of March 31, 2014, there were 8,471,289 shares of common stock outstanding, held by approximately 1,526 stockholders of record.

Date	High	Low
2014
2nd Quarter (through May 12, 2014)	$9.80	$9.27
1st Quarter	9.99	9.00
2013
4th Quarter	9.45	8.50
3rd Quarter	9.06	7.06
2nd Quarter	7.75	5.97
1st Quarter	6.91	5.20
2012
4th Quarter	6.98	4.65
3rd Quarter	6.33	4.98
2nd Quarter	7.45	5.51
1st Quarter	7.40	4.91

Under the Order and other regulatory restrictions applicable to us, both the Company and Talbot Bank are currently prohibited from paying any dividends without the consent of the FRB or the FDIC, and the Commissioner, respectively. Thus, even if we and/or Talbot Bank had cash sufficient under corporate and banking laws to lawfully pay dividends, the FRB and/or the FDIC and the Commissioner could prevent us and/or Talbot Bank from doing so. Because of these limitations, there can be no guarantee that our Board will declare dividends in any fiscal quarter.

Our ability to pay dividends is subject to the requirements of Maryland corporate laws, federal and state banking laws, and the policies and actions of our regulators. Moreover, our ability to pay dividends to stockholders is largely dependent upon our earnings in future periods and upon the receipt of dividends from our bank subsidiaries. Under corporate law, stockholders are entitled to dividends on their shares of common stock if, when, and as declared by our board of directors out of funds legally available for that purpose. FRB guidance requires a bank holding company, like us, to consult with the FRB before paying dividends if our earnings do not exceed the aggregate amount of the proposed dividend. The FRB has the ability to prohibit a dividend in such a situation. Both federal and state laws impose restrictions on the ability of our bank subsidiaries to pay dividends. Federal law prohibits the payment of a dividend by an insured depository institution if the depository institution is considered “undercapitalized” or if the payment of the dividend would make the institution “undercapitalized.” Maryland banking law provides that a state-chartered bank may pay dividends out of undivided profits or, with the prior approval of the Commissioner from surplus in excess of 100% of required capital stock. If, however, the surplus of a Maryland bank is less than 100% of its required capital stock, then cash dividends may not be paid in excess of 90% of net earnings. In addition to these specific restrictions, bank regulatory agencies also have the ability to prohibit proposed dividends by a financial institution that would otherwise be permitted under applicable regulations is the regulatory body determines that such distribution would constitute an unsafe or unsound practice.

DESCRIPTION OF OUR CAPITAL STOCK

We are authorized by our Charter to issue up to 35,000,000 shares of capital stock, par value $.01 per share, all of which are currently classified as shares of common stock. Our Charter generally permits our board of directors to increase or decrease the number of authorized shares of capital stock of any class or series without the approval of our stockholders. Our Charter also generally permits the Board to classify and reclassify any unissued shares of capital stock of any class or series by setting or changing in any one or more respects the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications, or terms or conditions of redemption of the shares of stock.

Common Stock

The following section describes the material features and rights of our common stock. The summary does not purport to be exhaustive and is qualified in its entirety by reference to our Charter and Bylaws, which have been filed as exhibits to the registration statement of which this prospectus is a part, and to applicable Maryland law, including the Maryland General Corporation Law, or the MGCL.

General

The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of shares of common stock are not entitled to cumulative voting rights in the election of directors. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratable dividends that are declared by our board of directors out of funds legally available for such a purpose.

As a general corporate law matter, the MGCL prohibits us from paying dividends on shares of the common stock unless, after giving effect to a proposed dividend, (a) we will be able to pay our debts as they come due in the normal course of business and (b) our total assets will be greater than our total liabilities plus, unless our Charter permits otherwise, the amount that would be needed, if we were to be dissolved at the time of the dividend, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights on dissolution are superior to those receiving the dividend. Currently, we have no authorized class of capital stock with preferential rights upon dissolution that are superior to the common stock. See “Risk Factors – Risks Relating to the Company’s Securities – Our ability to pay dividends is limited” for a further discussion of the restrictions on our ability to pay dividends.

In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preferences, if any, on any outstanding shares of preferred stock. Holders of common stock have no preemptive rights and have no rights to convert their common stock into any other securities. The common stock is not redeemable. All of the outstanding shares of our common stock are fully paid and nonassessable.

The Transfer Agent for the common stock is Registrar & Transfer Company.

Anti-Takeover Provisions under Maryland Law, Our Charter and Our Bylaws

The provisions of Maryland law and our Charter and Bylaws we summarize below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in his or her best interest, including those attempts that might result in a premium over the market price for the common stock.

Business Combinations under Maryland Law.  Section 3-602 of the MGCL, as in effect on the date hereof, generally prohibits corporations from being involved in any “business combination” (defined as a variety of transactions, including a merger, consolidation, share exchange, asset transfer or issuance or reclassification of equity securities) with any “interested stockholder” for a period of five years following the most recent date on which the interested stockholder became an interested stockholder. An interested stockholder is defined generally as a person who is the beneficial owner of 10% or more of the voting power of the outstanding voting stock of the corporation after the date on which the corporation had 100 or more beneficial owners of its stock or who is an affiliate or associate of the corporation and was the beneficial owner, directly or indirectly, of 10% percent or more of the voting power of the then outstanding stock of the corporation at any time within the two-year period immediately prior to the date in question and after the date on which the corporation had 100 or more beneficial owners of its stock.

A business combination that is not prohibited must be recommended by the board of directors, and approved by the affirmative vote of at least 80% of the corporation’s outstanding shares entitled to vote and two-thirds of the outstanding shares entitled to vote which are not held by the interested stockholder with whom the business combination is to be effected, unless, among other things, the corporation’s common stockholders receive a “fair price” (as defined in the statute) for their shares, in cash or in the same form as paid by the interested stockholder for its shares. These provisions will not apply if the board of directors has exempted the transaction in question or the interested stockholder prior to the time that the interested stockholder became an interested stockholder. In addition, the board of directors may adopt a resolution approving or exempting specific business combinations, business combinations generally, or generally by type, as to specifically identified or unidentified existing or future stockholders or their affiliates from the business combination provisions of the MGCL.

Control Share Acquisitions.  Maryland’s control share acquisition law (Sections 3-701 to 709 of the MGCL), as in effect on the date hereof, generally provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved by the stockholders at a meeting by the affirmative vote of two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares. “Control shares” are shares of stock that, if aggregated with all other shares of stock of the corporation previously acquired by a person or in respect of which that person is entitled to exercise or direct the exercise of voting power, except solely by virtue of a revocable proxy, entitle that person, directly or indirectly, to exercise or direct the exercise of the voting power of shares of stock of the corporation in the election of directors within any of the following ranges of voting power: one-tenth or more, but less than one-third of all voting power; one-third or more, but less than a majority of all voting power; or a majority or more of all voting power. “Control share acquisition” means the acquisition, directly or indirectly, of control shares, subject to certain exceptions. If voting rights or control shares acquired in a control share acquisition are not approved at a stockholders’ meeting, then, subject to certain conditions, the issuer may redeem any or all of the control shares for fair value. If voting rights of such control shares are approved at a stockholders’ meeting and the acquiror becomes entitled to vote a majority of the shares of stock entitled to vote, all other stockholders may exercise appraisal rights.

Our Bylaws contain a provision exempting all shares of our capital stock from the MGCL’s control share acquisition law.

Preference Stock Authorization.  As noted above under the heading “Capital Stock,” the Charter gives our board of directors the authority to, without stockholder approval, create and issue a class or series of capital stock with rights superior to the rights of the holders of our common stock. As a result, this “blank check” stock, while not intended as a defensive measure against takeovers, could be issued quickly and easily, could adversely affect the rights of holders of common stock and could be issued with terms calculated to delay or prevent a change of control of the Company or make removal of management more difficult.

Advance Notice Procedure for Stockholder Proposals.  Our Charter and Bylaws allow stockholders to submit director nominations and stockholder proposals. For nominations and proposals to properly come before the meeting, however, the proposing stockholder must have given timely notice in writing to the Secretary of Shore Bancshares pursuant to the Bylaws.

For an annual meeting, notice of intention to make a director nomination must be delivered or mailed to the Secretary at Shore Bancshares’ principal executive offices not less than 120 days nor more than 180 days prior to the meeting called for the election of directors. In the event that the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from the anniversary date of the preceding year’s annual meeting, notice by the stockholder must be delivered not earlier than the 180th day prior to such annual meeting and no later than close of business on the later of the 120th day prior to such annual meeting or the tenth day following the day on which public announcement of the date of such annual meeting is first made. In the case of a special meeting called for the purpose of electing directors, a stockholders’ notice must be given not later than the close of business on the 10th day following the day on which notice of the date of the special meeting was mailed or public announcement of the meeting was made, whichever occurs first. Notice to the Secretary shall set forth:

•	the name and address of each proposed nominee;
•	the principal occupation of each proposed nominee;
•	the number of shares of capital stock of Shore Bancshares owned by each proposed nominee;
•	the name and residence address of the notifying stockholder;
•	the number of shares of capital stock of Shore Bancshares owned by the notifying stockholder;
•	the consent in writing of the proposed nominee as to the proposed nominee’s name being placed in nomination for director;
•	a description of all arrangements or understandings between the notifying stockholder and each proposed nominee and any other person(s) (including their names) pursuant to which the nomination(s) are to be made by the notifying stockholders;
•	a representation that such stockholder intends to appear in person or by proxy at the meeting to make the nomination; and
•	any other information relating to the nominee required to be disclosed in a proxy statement in connection with the solicitation of proxies for election of directors by Regulation 14A under the Exchange Act and Rule 14a-11 promulgated thereunder.

A stockholder proposal will be timely if it is delivered or mailed and received by the Secretary at Shore Bancshares’ principal executive offices not less than 60 days nor more than 90 days prior to the first anniversary of the preceding year’s annual meeting. If, however, the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from the anniversary date of the preceding year’s annual meeting, then notice by the stockholder must be so delivered not earlier than the 90th day prior to such annual meeting and not later than the close of business on the later of the 60th day prior to such annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made. Notice to the Secretary shall set forth as to each proposal:

•	a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the meeting;
•	the name and address of such stockholder as they appear on Shore Bancshares’ books and of the beneficial owner, if any, on whose behalf the proposal is made;
•	the class or series and number of shares of capital stock of Shore Bancshares owned beneficially or of record by such stockholder and such beneficial owner;
•	a description of all arrangements or understandings between the stockholder and any other person(s) (including their names) in connection with the proposal and any material interest of such stockholder in such business; and
•	a representation that such stockholder intends to appear in person or by proxy at the meeting to make the proposal.

Classified Board; Removal of Directors.  Our Charter provides that the members of our board of directors are divided into three classes as nearly equal as possible. Each class is elected for a three-year term. At each annual meeting of stockholders, approximately one-third of the members of the Board are elected for a three-year term and the other directors remain in office until their three-year terms expire. Our Bylaws provide that a director may be removed only in accordance with the provisions of Maryland law. The MGCL provides that, because our board of directors is divided into classes, no director may be removed without cause. Any removal for cause requires the affirmative vote of the holders of at least a majority of the voting power of the outstanding capital stock entitled to vote for the election of directors. Thus, control of the board of directors cannot be changed in one year without removing the directors for cause as described above; rather, at least two annual meetings must be held before a majority of the members of the Board could be changed. Generally, an amendment or repeal of these provisions requires the authorization of the board of directors and the approval of the holders of at least 80% of the aggregate votes entitled to be cast on the matter; however, two-thirds of the entire board of directors may alter the number of directors set by the Charter to not exceeding 25 nor less than one, but such action may not affect the tenure of office of any director.

Preferred Stock

All of our authorized capital stock is currently classified as common stock. As stated above, however, our Charter gives the board of directors the authority to, without stockholder approval, create a class or series of capital stock, such as preferred stock, with rights superior to the rights of the holders of our common stock. Prior to the issuance of any shares of preferred stock, our Board would authorize such preferred stock by classifying authorized but unissued shares of common stock as one or more classes or series of preferred stock and approve the rights, preferences, privileges and restrictions applicable to such class or series of preferred stock, including the dividend rate, the time of payment for dividends, whether such dividends shall be cumulative or non-cumulative, and the date or dates from which any cumulative dividends will begin to accrue, redemption terms (including sinking fund provisions), redemption price or prices, liquidation preferences, the extent of the voting powers, if any, and conversion rights. The terms of any class or series of preferred stock so created would be set forth in Articles Supplementary, which we would file with the State Department of Assessments and Taxation of Maryland. The applicable prospectus supplement will describe the specific terms of any preferred stock we offer. To the extent any preferred stock we offer has general voting rights, or voting rights with respect to the election of directors, the anti-takeover provisions discussed above in the “Common Stock” section would apply to such preferred stock. All of the shares of preferred stock offered by us, when issued and paid for, will be fully paid and not subject to further call or assessment by us.

UNDERWRITING

We are offering the shares of our common stock described in this prospectus supplement in an underwritten offering in which Sandler O’Neill & Partners, L.P. (“Sandler” or the “underwriter”) is acting as sole underwriter. We have entered into an underwriting agreement with Sandler, dated May   , 2014 with respect to the shares of common stock being offered. Subject to the terms and conditions contained in the underwriting agreement, we have agreed to sell to the underwriter, at the public offering price less the underwriting discounts set forth on the cover page of this prospectus supplement, all of the shares of common stock being offered by this prospectus supplement.

The underwriting agreement provides that the underwriter’s obligation to purchase shares of our common stock depends on the satisfaction of the conditions contained in the underwriting agreement, including:

•	the representations and warranties made by us are true and agreements have been performed;
•	there is no material adverse change in the financial markets or in our business; and
•	we deliver customary closing documents.

Subject to these conditions, the underwriter is committed to purchase and pay for all shares of our common stock offered by this prospectus supplement, if any such shares are taken. However, the underwriter is not obligated to take or pay for the shares of our common stock covered by the underwriter’s over-allotment option described below, unless and until such option is exercised.

The shares of common stock are being offered by the underwriter, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriter and other conditions specified in the underwriting agreement. The underwriter reserves the right to withdraw, cancel or modify this offer and to reject orders in whole or in part. The underwriting agreement provides that the obligations of the underwriter are conditional and may be terminated at its discretion based on its assessment of the state of the financial markets. The obligations of the underwriter may also be terminated upon the occurrence of the events specified in the underwriting agreement. The underwriting agreement provides that the underwriter is obligated to purchase all the shares of common stock in this offering if any are purchased, other than those shares covered by the over-allotment option described above.

Director and Officer Participation

At our request, the underwriter has reserved for sale up to a number of the shares of our common stock to be sold in the offering representing $     aggregate purchase price, at the public offering price less reduced underwriting discounts and commissions, to certain of our directors and officers. The number of shares of our common stock available for sale to the general public will be reduced to the extent these persons purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriter to the general public on the same basis as the other shares offered by this prospectus supplement. None of these persons has any obligation or has made any commitment to purchase any of the shares in the offering, and there can be no assurance as to the number of shares in the offering they may purchase, if any. However, based on non-binding expressions of interest, we expect this group of persons to purchase approximately $     in the offering. Any shares purchased by our executive officers or directors will be subject to the restrictions on resale included in the lock-up agreements described below.

Over-Allotment Option

We have granted the underwriter an option, exercisable no later than 30 days after the date of this prospectus supplement, which is dated the same date as the underwriting agreement, to purchase up to an aggregate of 450,000 additional shares of common stock at the public offering price, less the underwriting discount set forth on the cover page of this prospectus supplement. The underwriter may exercise this option only to cover over-allotments, if any, made in connection with the sale of the shares of our common stock offered by this prospectus supplement. To the extent the option is exercised and the conditions of the underwriting agreement are satisfied, we will be obligated to sell to the underwriter, and the underwriter will be obligated to purchase, these additional shares of common stock.

Discounts and Expenses

The underwriter proposes to offer the shares of our common stock directly to the public at the offering price set forth on the cover page of this prospectus supplement and to certain securities dealers at the public offering price, less a concession not in excess of $     per share. The underwriter may allow, and the dealers may re-allow, a concession not in excess of $     per share on sales to other brokers and dealers. After the public offering of the shares of our common stock, the underwriter may change the offering price, concessions and other selling terms.

The following table shows the per share and total underwriting discount that we will pay to the underwriter and the proceeds we will receive before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriter’s option to purchase additional shares.

	Per Share	Total Without Over-Allotment Exercise	Total With Over-Allotment Exercise
Public offering price	$	$	$
Underwriting discounts payable by us(1)	$	$	$
Proceeds to us (before expenses)(1)	$	$	$

(1)	The underwriting discount will be $ per share.

In addition to the underwriting discount, we will reimburse the underwriter for its reasonable and actual out-of-pocket expenses incurred in connection with its engagement as underwriter, regardless of whether the offering is consummated, including, without limitation, all marketing, syndication and travel expenses and legal fees and expenses up to a maximum amount of $    . We estimate that the total expenses of the offering, exclusive of the underwriting discounts and commissions, will be approximately $450,000, and are payable by us.

Indemnity

We and the Banks have agreed jointly and severally to indemnify the underwriter, and persons who control the underwriter, and the underwriter’s partners, directors, officers, employees and agents against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriter may be required to make in respect of these liabilities.

Lock-Up Agreement

We, and each of our executive officers and directors, have agreed, for the period beginning on and including the date of this prospectus supplement through and including the date that is 90 days after the date of this prospectus supplement, not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of the Company’s common stock or any securities convertible into or exchangeable or exercisable for common stock or file any registration statement under the Securities Act with respect to any of the foregoing or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the common stock, whether any such swap or transaction is to be settled by delivery of common stock or other securities, in cash or otherwise. The 90-day restricted period will be automatically extended if (1) during the last 15 calendar days plus three business days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to us occurs, or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results or become aware that material news or a material event relating to us will occur during the 16-day period beginning on the last day of the 90-day restricted period, in which case the restrictions described above will continue to apply until the expiration of the 15 calendar day plus three business day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

The restrictions described in the preceding paragraph will not apply with respect to: (1) the issuance by us of common stock to the underwriter pursuant to the underwriting agreement; (2) the issuance by us of shares of our common stock pursuant to the exercise of an option, warrant or convertible security outstanding on the date of the underwriting agreement and disclosed in the prospectus; (3) our issuance of shares of our common stock, or options to purchase our common stock, granted pursuant to existing employee benefit plans of the Company and disclosed in the prospectus, provided that such options shall not be vested and exercisable within the 90-day period from the date of the prospectus; (4) any shares of our common stock issued pursuant to any non-employee director stock plan or dividend reinvestment plan; (5) a bona fide gift or gifts by any of our executive officers or directors, provided that the donee or donees thereof agree to be bound in writing by the restrictions described in the preceding paragraph; (6) a transfer by any of our executive officers or directors to any trust or family limited partnership for the direct or indirect benefit of that executive officer or director or his or her immediate family, provided that the trustee of the trust or general partner of the family limited partnership, as the case may be, agrees to be bound by the restrictions described in the preceding paragraph, and provided further that any such transfer shall not involve a disposition for value; (7) pursuant to the exercise by any of our executive officers or directors of stock options that have been granted by the Company prior to, and are outstanding as of, the date of the underwriting agreement, where the common stock received upon any such exercise is held by the executive officer or director, individually or as fiduciary; or (8) with the prior written consent of Sandler. For purposes of this paragraph, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin. or to any entity in which that executive officer or director owns more than 50% of the voting securities, provided that the trustee of the trust or an authorized person of the entity, on behalf of the entity, agrees to be bound in writing by such restrictions and provided further that any such transfer shall not involve a disposition for value.

Sandler may, in its sole discretion and at any time and from time to time, without notice, release all or any portion of the foregoing shares and other securities from the foregoing restrictions.

Stabilization

In connection with the offering, the underwriter may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids:

•	Stabilizing transactions permit bids to purchase shares of common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or slowing down a decline in the market price of the common stock while the offering is in progress.
•	Over-allotment transactions involve sales by the underwriter of shares of common stock in excess of the number of shares the underwriter is obligated to purchase. This creates a syndicate short position that may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriter is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriter may close out any short position by exercising its over-allotment option and/or purchasing shares in the open market.
•	Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the over-allotment option. If the underwriter sells more shares than could be covered by exercise of the over-allotment option and, therefore, has a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.
•	Penalty bids permit the underwriter to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriter make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected in the NASDAQ Global Select Market or otherwise and, if commenced, may be discontinued at any time.

In addition, in connection with this offering the underwriter may engage in passive market making transactions in our common stock on The NASDAQ Global Select Market prior to the pricing and completion of this offering. Passive market making consists of displaying bids on The NASDAQ Global Select Market no higher than the bid prices of independent market makers and making purchases at prices no higher than these independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are generally limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of these transactions. If passive market making is commenced, it may be discontinued at any time.

Our Relationship with the Underwriter

Sandler and some of its affiliates have performed and expect to continue to perform financial advisory and investment banking services for us from time to time in the ordinary course of their business, and have received, and may continue to receive, compensation for such services.

Our common stock is being offered by the underwriter, subject to prior sale, when, as and if issued to and accepted by it, subject to approval of certain legal matters by counsel for the underwriter and other conditions specified in the underwriting agreement. The underwriter reserves the right to withdraw, cancel or modify this offer and to reject orders in whole or in part.

The underwriting agreement provides that the obligations of the underwriter are conditional and may be terminated at its discretion based on its assessment of the state of the financial markets. The obligations of the underwriter may also be terminated upon the occurrence of the events specified in the underwriting agreement. The underwriting agreement provides that the underwriter is obligated to purchase all the shares of common stock in this offering if any are purchased, other than those shares covered by the over-allotment option described above.

LEGAL MATTERS

The validity of the shares of common stock offered hereby and selected other legal matters in connection with the offering will be passed upon for us by the law firm of Patton Boggs LLP, Washington, DC. Ober, Kaler, Grimes & Shriver, a Professional Corporation, Baltimore, Maryland will pass upon certain legal matters for Sandler.

EXPERTS

The financial statements of the Company and the report on the effectiveness of our internal control over financial reporting incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2013, as amended, have been so incorporated in reliance on the report of Stegman & Company, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly, and current reports, proxy statements and other information with the SEC. You may read and copy, at prescribed rates, any documents we have filed with the SEC at its Public Reference Room located at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. We also file these documents with the SEC electronically. You can access the electronic versions of these filings on the SEC’s internet website found at http://www.sec.gov. You may also obtain free copies of the documents we have filed with the SEC (other than exhibits to such documents unless we specifically incorporate by reference an exhibit in this prospectus) by contacting W. David Morse, Corporate Secretary, Shore Bancshares, Inc., 28969 Information Lane, Easton, Maryland 21601, telephone 410.763.7800 or from our Internet website at http://www.shbi.com.

We have filed with the SEC a registration statement on Form S-3 relating to the securities covered by this prospectus supplement. This prospectus supplement is a part of the registration statement and does not contain all the information in the registration statement. Whenever a reference is made in this prospectus supplement to a contract or other document, the reference is only a summary and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement at the SEC’s Public Reference Room in Washington, DC, as well as through the SEC’s internet website.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus supplement from the documents listed below that we have previously filed with the SEC (file no. 000-22345). This means that we can disclose important information to you by referring you to another document without restating that information in this document. Any information incorporated by reference into this prospectus supplement is considered to be part of this prospectus supplement from the date we file that document. Any reports filed by us with the SEC after the date of this prospectus supplement will automatically update and, where applicable, supersede, any information contained in this prospectus supplement or incorporated by reference in this prospectus supplement.

We incorporate by reference into this prospectus supplement the following documents or information filed with the SEC (other than, in each case, documents, or information deemed to have been furnished and not filed in accordance with SEC rules):

(a)	Our Annual Report on Form 10-K for the year ended December 31, 2013;
(b)	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2014;
(c)	Our Current Reports on Form 8-K filed on January 27, 2014, February 19, 2014, April 25, 2014 and May 2, 2014;
(d)	Portions of our proxy statement for the annual meeting of stockholders held on April 30, 2014 that have been incorporated by reference in our Annual Report on Form 10-K for the year ended December 31, 2013;
(e)	Description of our common stock which appears in our Registration Statement on Form 10/A filed on May 30, 1997, or any description of the common stock that appears in any prospectus forming a part of any subsequent registration statement of the Company or in any registration statement filed pursuant to Section 12 of the Exchange Act, including any amendments or reports filed for the purpose of updating such description.

All documents that we may file with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this prospectus supplement and before the termination of the offering will also be deemed to be incorporated by reference. These additional documents will be deemed to be incorporated by reference, and to be a part of, this prospectus supplement from the date of their filing. These documents include proxy statements and periodic reports, such as Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, and, to the extent they are considered filed, Current Reports on Form 8-K. Information incorporated by reference from later filed documents supersedes information that is included in this prospectus or any applicable prospectus supplement or is incorporated by reference from earlier documents, to the extent that they are inconsistent.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with information that is different from what is contained in this prospectus supplement or the accompanying prospectus. This prospectus supplement is dated May   , 2014. You should not assume that the information contained in this prospectus supplement is accurate as of any date other than that date.

Prospectus

$100,000,000

Common Stock, Preferred Stock, Debt Securities, Warrants and Units

We may offer and sell from time to time in one or more offerings shares of our common stock, shares of our preferred stock, debt securities, and warrants to purchase shares of our common stock, shares of our preferred stock and/or debt securities, and units comprised of one or more shares of common stock, shares of preferred stock and warrants in any combination, up to a total public offering price of $100,000,000. This prospectus provides you with a general description of these securities and the general manner in which we will offer these securities. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus.

You should read both this prospectus and any prospectus supplement, together with additional information described under the headings “INCORPORATION OF CERTAIN INFORMATION BY REFERENCE” beginning on page 1 of this prospectus and “WHERE YOU CAN FIND MORE INFORMATION” beginning on page 2 of this prospectus, before you make your investment decision.

Our common stock is listed on the NASDAQ Global Select Market under the symbol “SHBI.” On April 25, 2014, the closing price of our common stock on the NASDAQ Global Select Market was $9.56 per share.

Investing in our securities involves certain risks. You should carefully review the risks and uncertainties described under the heading “Risk Factors” beginning on page 4 of this prospectus, and the risk factors that may be included in a prospectus supplement and in our periodic reports and other information we file with the Securities and Exchange Commission.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE SECURITIES OFFERED HEREBY WILL BE EITHER OUR EQUITY SECURITIES OR UNSECURED OBLIGATIONS OF OUR COMPANY AND WILL NOT BE DEPOSITS OR SAVINGS ACCOUNTS OR OTHER OBLIGATIONS OF ANY BANK OR NON-BANK SUBSIDIARY OF SHORE BANCSHARES, INC., AND THEY ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY OR INSTRUMENTALITY.

Our principal executive office is located at 28969 Information Lane, Easton, Maryland 21601 and our telephone number is (410) 763-7800.

This prospectus may not be used to sell securities unless it is accompanied by a prospectus supplement.

The date of this Prospectus is May 8, 2014

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. Under this shelf registration process, we may from time to time offer and sell, either separately or together, any combination of the securities described in this prospectus in one or more offerings. We may also issue any of the common stock, preferred stock, debt securities, warrants or units upon conversion, exchange or exercise of any of the securities mentioned above. The aggregate amount of securities that we may offer under the registration statement is $100 million, denominated in U.S. dollars.

This prospectus provides you with a general description of the securities we may offer and sell. Each time we offer securities under this prospectus, we will provide a prospectus supplement that will contain more specific information about the terms of that particular offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should carefully read both this prospectus, especially the section entitled “RISK FACTORS” beginning on page 4, and any prospectus supplement before making a decision to invest in any of the securities. You should also carefully read the additional information described below under the headings “INCORPORATION OF CERTAIN INFORMATION BY REFERENCE” and “WHERE YOU CAN FIND MORE INFORMATION” before making a decision to invest in any of the securities.

We have not authorized anyone to provide you with different information. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained or incorporated by reference in this prospectus. You must not rely on any unauthorized information or representation. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. You should assume that the information in this prospectus and in any prospectus supplement is accurate only as of the date on the front of the document and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus, any prospectus supplement or any sale of a security.

The registration statement that contains this prospectus, including the exhibits to the registration statement, contains additional information about us and the securities offered under this prospectus. That registration statement can be read at the SEC web site, our website, or at the SEC offices, which are mentioned in this prospectus under the heading “Where You Can Find More Information.”

Unless otherwise mentioned or unless the context requires otherwise, all references in this prospectus to “Shore Bancshares”, “the Company”, “we”, “us”, “our” and similar terms refer to Shore Bancshares, Inc.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC’s rules allow us to “incorporate by reference” information into this prospectus. This means that we can disclose important information to you by referring you to another document. Any information referred to in this way is considered part of this prospectus from the date we file the document. Any reports filed by us with the SEC after the date of this prospectus and before the date that the offering of the securities by means of this prospectus is terminated will automatically update and, where applicable, supersede any information contained in this prospectus or incorporated by reference in this prospectus.

We incorporate by reference into this prospectus the following documents and information filed with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

•	Annual Report on Form 10-K for the year ended December 31, 2013; and
•	Description of our common stock which appears in our Registration Statement on Form 10/A filed on May 30, 1997, or any description of the common stock that appears in any prospectus forming a part of any subsequent registration statement of the Company or in any registration statement filed pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, including any amendments or reports filed for the purpose of updating such description.

In addition, all documents that we file pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the initial filing date of the registration statement to which this prospectus relates and prior to the termination of the offering of the securities to which this prospectus relates will automatically be deemed to be incorporated by reference into this prospectus. In no event, however, will any of the information that we “furnish” to the SEC under Items 2.02, 7.01 or 8.01 of any Current Report on Form 8-K from time to time be incorporated by reference into, or otherwise be included in, this prospectus. Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded to the extent that a statement contained in this prospectus or in a document subsequently filed modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will promptly provide without charge to each person to whom this prospectus is delivered a copy of any or all information that has been incorporated herein by reference (not including exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into such information) upon the written or oral request of such person. Written requests should be directed to: Shore Bancshares, Inc. Corporate Secretary, 28969 Information Lane, Easton, Maryland 21601. Telephone requests should be directed to the Corporate Secretary at (410) 763-7800.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is a part of a registration statement on Form S-3 filed by us with the SEC under the Securities Act of 1933, as amended, or the Securities Act.

This prospectus does not contain all the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the securities offered by this prospectus, reference is made to the registration statement. Statements contained in this prospectus concerning the provisions of such documents are necessarily summaries of such documents and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the SEC.

We file periodic reports, proxy statements and other information with the SEC. Our filings with the SEC are available to the public over the Internet at the SEC’s website at http://www.sec.gov. Our filings with the SEC are also available to the public on our website at www.shbi.net, as well as through document retrieval services. You may read and copy any periodic reports, proxy statements or other information we file at the SEC’s public reference room in Washington, D.C., located at: Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the SEC’s public reference rooms.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained, or incorporated by reference, in this prospectus and in any prospectus supplement may include projections, predictions, expectations or statements as to beliefs or future events or results or refer to other matters that are not historical facts. Such statements constitute “forward-looking information” within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act.

These forward-looking statements represent plans, estimates, objectives, goals, guidelines, expectations, intentions, projections and statements of our beliefs concerning future events, business plans, objectives, expected operating results and the assumptions upon which those statements are based. Forward-looking statements include without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” or words or phases of similar meaning. We caution that the forward-looking statements are based largely on our expectations and are subject to a number of known and unknown risks and uncertainties that are subject to change based on factors which are, in many instances, beyond our control. Actual results, performance or achievements could differ materially from those contemplated, expressed, or implied by the forward-looking statements.

The following factors, among others, could cause our financial performance to differ materially from that expressed in such forward-looking statements:

•	general economic conditions, whether national or regional, and conditions in the lending markets in which we participate that may have an adverse effect on the demand for our loans and other products, our credit quality and related levels of nonperforming assets and loan losses, and the value and salability of the real estate that we own or that is the collateral for our loans;
•	results of examinations of us by our regulators, including the possibility that our regulators may, among other things, require us to increase our reserve for loan losses or to write-down assets;
•	changing bank regulatory conditions, policies or programs, whether arising as new legislation or regulatory initiatives, that could lead to restrictions on activities of banks generally, or our subsidiary banks in particular, more restrictive regulatory capital requirements, increased costs, including deposit insurance premiums, regulation or prohibition of certain income producing activities or changes in the secondary market for loans and other products;
•	changes in market rates and prices may adversely impact the value of securities, loans, deposits and other financial instruments and the interest rate sensitivity of our balance sheet;
•	our liquidity requirements could be adversely affected by changes in our assets and liabilities;
•	the effect of legislative or regulatory developments, including changes in laws concerning taxes, banking, securities, insurance and other aspects of the financial services industry;
•	competitive factors among financial services organizations, including product and pricing pressures and our ability to attract, develop and retain qualified banking professionals;
•	the growth and profitability of non-interest or fee income being less than expected;
•	the effect of changes in accounting policies and practices, as may be adopted by the Financial Accounting Standards Board, the SEC, the Public Company Accounting Oversight Board and other regulatory agencies; and
•	the effect of fiscal and governmental policies of the United States federal government.

If one or more of the factors affecting our forward-looking information and statements proves incorrect, then our actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this prospectus and in the information incorporated by reference herein. Therefore, we caution you not to place undue reliance on our forward-looking information and statements.

We undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our periodic and current reports that we file with the SEC. Also note that we provide cautionary discussion of risks, uncertainties and possibly inaccurate assumptions relevant to our businesses in our periodic and current reports to the SEC incorporated by reference in this prospectus and in prospectus supplements and other offering materials. These are factors that, individually or in the aggregate, management believes could cause our actual results to differ materially from expected and historical results.

RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully consider the risks and uncertainties and the risk factors set forth in the documents and reports filed with the SEC that are incorporated by reference into this prospectus, as well as any risks described in any applicable prospectus supplement, before making an investment decision. Our business, financial condition and/or results of operations could be materially adversely affected by any of these risks. The trading price of our securities could decline due to any of these risks, and you may lose all or part of your investment. This prospectus also contains, and any prospectus supplement may also contain, forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus and the documents incorporated by reference in this prospectus and any prospectus supplement.

ABOUT SHORE BANCSHARES, INC.

Shore Bancshares is a Maryland corporation and the largest independent financial holding company headquartered on the Eastern Shore of Maryland. We are the parent company of The Talbot Bank of Easton, Maryland, a Maryland-chartered commercial bank located in Easton, Maryland, or Talbot Bank, and CNB, a Maryland-chartered commercial bank with trust powers located in Centreville, Maryland. These bank subsidiaries operate 18 full service branches in Kent, Queen Anne’s, Talbot, Caroline and Dorchester Counties in Maryland and Kent County, Delaware. We engage in the insurance business through two general insurance producer firms, The Avon-Dixon Agency, LLC, a Maryland limited liability company, and Elliott Wilson Insurance, LLC, a Maryland limited liability company; one marine insurance producer firm, Jack Martin & Associates, Inc., a Maryland corporation; three wholesale insurance firms, Tri-State General Insurance Agency, LTD, a Maryland corporation, Tri-State General Insurance Agency of New Jersey, Inc., a New Jersey corporation, and Tri-State General Insurance Agency of Virginia, Inc., a Virginia corporation; and an insurance premium finance company, Mubell Finance, LLC, a Maryland limited liability company.

The Company has three inactive subsidiaries, Wye Financial Services, LLC, Shore Pension Services, LLC, and Wye Mortgage, LLC, all of which were organized under Maryland law.

Talbot Bank owns all of the issued and outstanding securities of Dover Street Realty, Inc., a Maryland corporation that engages in the business of holding and managing real property acquired by Talbot Bank as a result of loan foreclosures.

We operate in two business segments: community banking and insurance products and services. Financial information related to our operations in these segments for each of the two years ended December 31, 2013 is provided in Note 25 to the Company’s Consolidated Financial Statements included in Item 8 of Part II of our Annual Report on Form 10-K for the year ended December 31, 2013. A detailed discussion of our business is contained in Item 1 of Part I of our Annual Report on Form 10-K for the year ended December 31, 2013, and any subsequent reports that we file with the SEC, which are incorporated by reference in this prospectus. See “WHERE YOU CAN FIND MORE INFORMATION” above for information on how to obtain a copy of our annual report and any subsequent reports.

Our principal executive office is located at 28969 Information Lane, Easton, Maryland 21601 and our telephone number is (410) 763-7800. We maintain an Internet site at http://www.shbi.net on which we make available free of charge our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and all amendments to the foregoing as soon as reasonably practicable after these reports are electronically filed with, or furnished to, the SEC.

At December 31, 2013, we had consolidated total assets of approximately $1.05 billion, total loans (net of the allowance for credit losses) of approximately $701.2 million, total deposits of approximately $933.5 million, and stockholders’ equity of approximately $103.3 million.

SUPERVISION AND REGULATION

We are a financial holding company registered under the federal Bank Holding Company Act of 1956, as amended. We and our bank subsidiaries are extensively regulated under federal and state laws. The regulation of financial holding companies and banks is intended primarily for the protection of depositors and the deposit insurance fund and not for the benefit of security holders. For a discussion of the material elements of the extensive regulatory framework applicable to us and our bank subsidiaries, including a discussion of the May 2013 enforcement actions taken by Talbot Bank’s federal and state regulators and related consent agreement entered into by Talbot Bank, please refer to Item 1 of Part I of our Annual Report on Form 10-K for the year ended December 31, 2013 under the heading “Supervision and Regulation” and any subsequent reports that we file with the SEC, which are incorporated by reference in this prospectus. See “WHERE YOU CAN FIND MORE INFORMATION” above for information on how to obtain a copy of our Form 10-K and any subsequent reports.

USE OF PROCEEDS

Except as we may indicate otherwise in a prospectus supplement accompanying this prospectus, we intend to use the proceeds from the sale of the securities for capital infusion in our banking subsidiaries, acquisitions, capital expenditures, repayment of indebtedness we may incur in the future, working capital and other general corporate purposes. Before we use the proceeds for these purposes, we may invest them in short-term investments. If we decide to use the proceeds from a particular offering of the securities for a specific purpose, we will describe that purpose in the related prospectus supplement.

DESCRIPTION OF OUR SECURITIES AND THE SECURITIES TO BE REGISTERED

This prospectus relates to the offer and sale of shares of our common stock, shares of our preferred stock, debt securities, and warrants to purchase shares of our common stock, shares of our preferred stock and/or debt securities, and units comprised of one or more shares of common stock, shares of preferred stock and warrants in any combination. The following is a summary of the general terms of our capital stock and the securities covered by this prospectus. The full terms of our capital stock and the securities covered by this prospectus are set forth in Exhibit 3.1(i) through Exhibit 4.11, inclusive, to the registration statement that contains this prospectus, which are incorporated by reference in this prospectus. Unless expressly stated otherwise, the following summary does not give effect to provisions of applicable statutory or common law.

Capital Stock

We are authorized by our Amended and Restated Articles of Incorporation, or Charter, to issue up to 35,000,000 shares of capital stock, par value $.01 per share, all of which are currently classified as shares of common stock. Our Charter generally permits the Board of Directors of the Company to increase or decrease the number of authorized shares of capital stock of any class or series without the approval of our stockholders. Our Charter also generally permits the Board to classify and reclassify any unissued shares of capital stock of any class or series by setting or changing in any one or more respects the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications, or terms or conditions of redemption of the shares of stock.

As of April 25, 2014, we had 8,461,289 shares of common stock issued and outstanding held by approximately 1,561 owners of record. We anticipate that the shares of common stock covered by this prospectus will be listed on The NASDAQ Global Select Market under the symbol “SHBI.”

Common Stock

The following section describes the material features and rights of our common stock. The summary does not purport to be exhaustive and is qualified in its entirety by reference to our Charter, as supplemented, and Amended and Restated Bylaws, as amended, which have been filed as exhibits to the registration statement of which this prospectus is a part, and to applicable Maryland law, including the Maryland General Corporation Law, or the MGCL.

General

The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of shares of common stock are not entitled to cumulative voting rights in the election of directors. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratable dividends which are declared by our Board of Directors out of funds legally available for such a purpose.

Our ability to pay dividends is subject to the requirements of Maryland corporate laws, federal and state banking laws, and the policies and actions of our regulators. Moreover, our ability to pay dividends to stockholders is largely dependent upon our earnings in future periods and upon the receipt of dividends from our bank subsidiaries. Under corporate law, stockholders are entitled to dividends on their shares of common stock if, when, and as declared by our Board of Directors out of funds legally available for that purpose. Federal Reserve Board, or FRB, guidance requires a bank holding company, like us, to consult with the FRB before paying dividends if our earnings do not exceed the aggregate amount of the proposed dividend. The FRB has the ability to prohibit a dividend in such a situation. Both federal and state laws impose restrictions on the ability of our bank subsidiaries to pay dividends. Federal law prohibits the payment of a dividend by an insured depository institution if the depository institution is considered “undercapitalized” or if the payment of the dividend would make the institution “undercapitalized.” Maryland banking law provides that a state-chartered bank may pay dividends out of undivided profits or, with the prior approval of the Commissioner of Financial Regulation of Maryland, or the Commissioner, from surplus in excess of 100% of required capital stock. If, however, the surplus of a Maryland bank is less than 100% of its required capital stock, then cash dividends may not be paid in excess of 90% of net earnings. In addition to these specific restrictions, bank regulatory agencies also have the ability to prohibit proposed dividends by a financial institution that would otherwise be permitted under applicable regulations if the regulatory body determines that such distribution would constitute an unsafe or unsound practice. Both the Company and Talbot Bank are currently prohibited from paying any dividends without the consent of the FRB or the Federal Deposit Insurance Corporation, or the FDIC, and the Commissioner, respectively. Thus, even if we and/or Talbot Bank had cash sufficient under corporate and banking laws to lawfully pay dividends, the FRB and/or the FDIC and the Commissioner could deny a request to do so.

As a general corporate law matter, the MGCL prohibits us from paying dividends on shares of the common stock unless, after giving effect to a proposed dividend, (a) we will be able to pay our debts as they come due in the normal course of business and (b) our total assets will be greater than our total liabilities plus, unless our Charter permits otherwise, the amount that would be needed, if we were to be dissolved at the time of the dividend, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights on dissolution are superior to those receiving the dividend. Currently, we have no authorized class of capital stock with preferential rights upon dissolution that are superior to the common stock.

In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preferences, if any, on any outstanding shares of preferred stock. Holders of common stock have no preemptive rights and have no rights to convert their common stock into any other securities. The common stock is not redeemable. All of the outstanding shares of our common stock are fully paid and nonassessable.

The Transfer Agent for the common stock is Registrar & Transfer Company.

Anti-Takeover Provisions under Maryland Law, Our Charter and Our Bylaws

The provisions of Maryland law and our Charter and Bylaws that we summarize below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in his or her best interest, including those attempts that might result in a premium over the market price for the common stock.

Business Combinations under Maryland Law.  Section 3-602 of the MGCL, as in effect on the date hereof, generally prohibits corporations from being involved in any “business combination” (defined as a variety of transactions, including a merger, consolidation, share exchange, asset transfer or issuance or reclassification of equity securities) with any “interested stockholder” for a period of five years following the most recent date on which the interested stockholder became an interested stockholder. An interested stockholder is defined generally as a person who is the beneficial owner of 10% or more of the voting power of the outstanding voting stock of the corporation after the date on which the corporation had 100 or more beneficial owners of its stock or who is an affiliate or associate of the corporation and was the beneficial owner, directly or indirectly, of 10% percent or more of the voting power of the then outstanding stock of the corporation at any time within the two-year period immediately prior to the date in question and after the date on which the corporation had 100 or more beneficial owners of its stock.

A business combination that is not prohibited must be recommended by the board of directors, and approved by the affirmative vote of at least 80% of the corporation’s outstanding shares entitled to vote and two-thirds of the outstanding shares entitled to vote which are not held by the interested shareholder with whom the business combination is to be effected, unless, among other things, the corporation’s common stockholders receive an acceptable price (as determined in accordance with criteria set forth in the MGCL) for their shares, in cash or in the same form as paid by the interested stockholder for its shares. These provisions will not apply if the board of directors has exempted the transaction in question or the interested stockholder prior to the time that the interested stockholder became an interested stockholder. In addition, the board of directors may adopt a resolution approving or exempting specific business combinations, business combinations generally, or generally by type, as to specifically identified or unidentified existing or future stockholders or their affiliates from the business combination provisions of the MGCL.

Control Share Acquisitions.  Maryland’s control share acquisition law (Sections 3-701 to 709 of the MGCL), as in effect on the date hereof, generally provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved by the stockholders at a meeting by the affirmative vote of two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares. “Control shares” are shares of stock that, if aggregated with all other shares of stock of the corporation previously acquired by a person or in respect of which that person is entitled to exercise or direct the exercise of voting power, except solely by virtue of a revocable proxy, entitle that person, directly or indirectly, to exercise or direct the exercise of the voting power of shares of stock of the corporation in the election of directors within any of the following ranges of voting power: one-tenth or more, but less than one-third of all voting power; one-third or more, but less than a majority of all voting power or a majority or more of all voting power. “Control share acquisition” means the acquisition, directly or indirectly, of control shares, subject to certain exceptions. If voting rights or control shares acquired in a control share acquisition are not approved at a stockholders’ meeting, then, subject to certain conditions, the issuer may redeem any or all of the control shares for fair value. If voting rights of such control shares are approved at a stockholders’ meeting and the acquiror becomes entitled to vote a majority of the shares of stock entitled to vote, all other stockholders may exercise appraisal rights.

Our Bylaws contain a provision exempting all shares of our capital stock from the MGCL’s control share acquisition law.

Preference Stock Authorization.  As noted above under the heading “Capital Stock”, the Charter gives our Board of Directors the authority to, without stockholder approval, create and issue a class or series of capital stock with rights superior to the rights of the holders of our common stock. As a result, this “blank check” stock, while not intended as a defensive measure against takeovers, could be issued quickly and easily, could adversely affect the rights of holders of common stock and could be issued with terms calculated to delay or prevent a change of control of the Company or make removal of management more difficult.

Advance Notice Procedure for Stockholder Proposals.  Our Charter and Bylaws allow stockholders to submit director nominations and stockholder proposals. For nominations and proposals to properly come before the meeting, however, the proposing stockholder must have given timely notice in writing to the Secretary of Shore Bancshares pursuant to the Bylaws.

For an annual meeting, notice of intention to make a director nomination must be delivered or mailed to the Secretary at Shore Bancshares’ principal executive offices not less than 120 days nor more than 180 days prior to the meeting called for the election of directors. In the event that the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from the anniversary date of the preceding year’s annual meeting, notice by the stockholder must be delivered not earlier than the 180th day prior to such annual meeting and no later than close of business on the later of the 120th day prior to such annual meeting of the 10th day following the day on which public announcement of the date of such annual meeting is first made. In the case of a special meeting called for the purpose of electing directors, a stockholders’ notice must be given not later than the close of business on the 10th day following the day on which notice of the date of the special meeting was mailed or public announcement of the meeting was made, whichever occurs first. Notice to the Secretary shall set forth:

•	the name and address of each proposed nominee;
•	the principal occupation of each proposed nominee;
•	the number of shares of capital stock of Shore Bancshares owned by each proposed nominee;
•	the name and residence address of the notifying stockholder;
•	the number of shares of capital stock of Shore Bancshares owned by the notifying stockholder;
•	the consent in writing of the proposed nominee as to the proposed nominee’s name being placed in nomination for director;
•	a description of all arrangements or understandings between the notifying stockholder and each proposed nominee and any other person(s) (including their names) pursuant to which the nomination(s) are to be made by the notifying stockholders;

•	a representation that such notifying stockholder intends to appear in person or by proxy at the meeting to make the nomination; and
•	any other information relating to the nominee required to be disclosed in a proxy statement in connection with the solicitation of proxies for election of directors by Regulation 14A under the Exchange Act and Rule 14a-11 promulgated thereunder.

A stockholder proposal will be timely if it is delivered or mailed and received by the Secretary at Shore Bancshares’ principal executive offices not less than 60 days nor more than 90 days prior to the first anniversary of the preceding year’s annual meeting. If, however, the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from the anniversary date of the preceding year’s annual meeting, then notice by the stockholder must be so delivered not earlier than the 90th day prior to such annual meeting and not later than the close of business on the later of the 60th day prior to such annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made. Notice to the Secretary shall set forth as to each proposal:

•	a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the meeting;
•	the name and address of such stockholder as they appear on Shore Bancshares’ books and of the beneficial owner, if any, on whose behalf the proposal is made;
•	the class or series and number of shares of capital stock of Shore Bancshares owned beneficially or of record by such stockholder and such beneficial owner;
•	a description of all arrangements or understandings between the stockholder and any other person(s) (including their names) in connection with the proposal and any material interest of such stockholder in such business; and
•	a representation that such stockholder intends to appear in person or by proxy at the meeting to make the proposal.

Classified Board; Removal of Directors.  Our Charter provides that the members of our Board of Directors are divided into three classes as nearly equal as possible. Each class is elected for a three-year term. At each annual meeting of stockholders, approximately one-third of the members of the Board are elected for a three-year term and the other directors remain in office until their three-year terms expire. Our Bylaws provide that a director may be removed only in accordance with the provisions of Maryland law. The MGCL provides that, because our Board of Directors is divided into classes, no director may be removed without cause. Any removal for cause requires the affirmative vote of the holders of at least a majority of the voting power of the outstanding capital stock entitled to vote for the election of directors. Thus, control of the Board of Directors cannot be changed in one year without removing the directors for cause as described above; rather, at least two annual meetings must be held before a majority of the members of the Board could be changed. Generally, an amendment or repeal of these provisions requires the authorization of the Board of Directors and the approval of the holders of at least 80% of the aggregate votes entitled to be cast on the matter; however, two-thirds of the entire Board of Directors may alter the number of directors set by the Charter to not exceeding 25 nor less than one, but such action may not affect the tenure of office of any director.

Preferred Stock

All of our authorized capital stock is currently classified as common stock. As stated above, however, our Charter gives the Board of Directors the authority to, without stockholder approval, create a class or series of capital stock, such as preferred stock, with rights superior to the rights of the holders of our common stock. Prior to the issuance of any shares of preferred stock, our Board would authorize such preferred stock by classifying authorized but unissued shares of common stock as one or more classes or series of preferred stock and approve the rights, preferences, privileges and restrictions applicable to such class or series of preferred stock, including the dividend rate, the time of payment for dividends, whether such dividends shall be cumulative or non-cumulative, and the date or dates from which any cumulative dividends will begin to accrue, redemption terms (including sinking fund provisions), redemption price or prices, liquidation preferences, the extent of the voting powers, if any, and conversion rights. The terms of any class or series of preferred stock so created would be set forth in Articles Supplementary, which we would file with the State Department of Assessments and Taxation of Maryland. The prospectus supplement will describe the specific terms of any preferred stock we offer. To the extent any preferred stock we offer has general voting rights, or voting rights with respect to the election of directors, the anti-takeover provisions discussed above in the “Common Stock” section would apply to such preferred stock. All of the shares of preferred stock offered by us, when issued and paid for, will be fully paid and not subject to further call or assessment by us.

Debt Securities

If we issue any debt securities offered by this prospectus and any accompanying prospectus supplement, we will issue them under an indenture to be entered into by the Company and a trustee to be identified in the applicable prospectus supplement, as trustee. The terms of the debt securities will include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as in effect on the date of the indenture. We have filed a copy of the proposed form of indenture as an exhibit to the registration statement that contains this prospectus. Each indenture will be subject to and governed by the terms of the Trust Indenture Act of 1939. Unless otherwise specified in the applicable prospectus supplement, the debt securities will represent direct, unsecured obligations of the Company and will rank equally with all of our other unsecured indebtedness, if any. The following statements relating to the debt securities and the indenture are summaries only. These summaries are subject in their entirety to the detailed provisions of the indenture. For complete information, we urge you to read the actual documents.

General

We may issue the debt securities in one or more series with the same or various maturities, at par, at a premium, or at a discount. We will describe the particular terms of each series of debt securities in a prospectus supplement relating to that series, which we will file with the SEC. To review the terms of a series of debt securities, you must refer to both the prospectus supplement for the particular series and to the description of debt securities in this prospectus.

The prospectus supplement will set forth the following terms of the debt securities in respect of which this prospectus is delivered:

•	the title;
•	the aggregate principal amount and whether there is any limit on the aggregate principal amount that we may subsequently issue;
•	the issue price or prices (expressed as a percentage of the principal amount thereof);
•	the date or dates on which principal is payable;
•	the interest rate or rates (which may be fixed or variable), or, if applicable, the method used to determine such rate or rates;
•	the date or dates from which the interest, if any, will accrue and the date or dates on which such interest, if any, shall commence and be payable and any regular record date for the interest payable;
•	the place or places where principal (and premium, if any) and interest, if any, is payable or the method of such payment, if by wire transfer, mail or other means;
•	the period or periods within which, the price or prices at which and the terms and conditions upon which we may redeem the debt securities;
•	our obligation, if any, to redeem or purchase the debt securities pursuant to any sinking fund or analogous provisions or at the option of a holder of such debt security and the period or periods within which, the price or prices at which and the terms and conditions upon which such debt securities shall be redeemed or purchased, in whole or in part, pursuant to such obligation;
•	the dates, if any, on which and the price or prices at which we will repurchase the debt security at the option of the holders of such debt security and other terms and provisions of such repurchase obligations;

•	the denominations in which the debt securities may be issuable;
•	whether the debt securities are to be issuable in the form of certificated debt securities (as described below) or global debt securities (as described below);
•	the portion of principal amount that will be payable upon declaration of acceleration of the maturity date in the case of debt securities issued at a discount from their face amount;
•	the currency of denomination;
•	the designation of the currency, currencies or currency units in which payment of principal (and premium, if any) and interest, if any, will be made;
•	if payments of principal (and premium, if any) and interest, if any, on the debt securities are to be made in one or more currencies or currency units other than the currency of denomination, the manner in which the exchange rate with respect to these payments will be determined;
•	if amounts of principal (and premium, if any) and interest, if any, may be determined (a) by reference to an index based on a currency or currencies other than the currency of denomination or designation or (b) by reference to a commodity, commodity index, stock exchange index or financial index, then the manner in which these amounts will be determined;
•	the provisions, if any, relating to any security provided for the debt securities;
•	any addition to or change in the covenants in the indenture;
•	any addition to or change in the events of default and/or the acceleration provisions described in the indenture;
•	the terms and conditions for conversion into or exchange for shares of common stock or preferred stock;
•	any other terms, which may modify or delete any provision of the indenture insofar as it applies to that series;
•	any depositaries, interest rate calculation agents, exchange rate calculation agents or other agents;
•	the terms and conditions, if any, upon which the debt securities and any guarantees thereof shall be subordinated in right of payment to our other indebtedness, if any, or other indebtedness of any guarantor;
•	any provisions relating to covenant defeasance and legal defeasance; and
•	the form and terms of any guarantee of the debt securities.

We may issue discount debt securities that provide for an amount less than the stated principal amount to be due and payable upon acceleration of the maturity of the debt securities in accordance with the terms of the indenture. We may also issue debt securities in bearer form, with or without coupons. If we issue discount securities or debt securities in bearer form, we will describe United States federal income tax considerations and other special considerations that apply to the debt securities in the applicable prospectus supplement. We may issue debt securities denominated in or payable in a foreign currency or currencies or a foreign currency unit or units. If we do so, we will describe the restrictions, elections, general tax considerations, specific terms and other information with respect to the issue of debt securities and the foreign currency or currencies or foreign currency unit or units in the applicable prospectus supplement.

Exchange and/or Conversion Rights

If we issue debt securities that may be exchanged for or converted into shares of common stock or preferred stock, we will describe the terms of exchange or conversion in the prospectus supplement relating to those debt securities.

Transfer and Exchange

We may issue debt securities that will be represented by either:

•	“book-entry securities”, which means that there will be one or more global securities registered in the name of The Depository Trust Company, as depository, or a nominee of the depository; or
•	“certificated securities”, which means that they will be represented by a certificate issued in definitive registered form.

We will specify in the prospectus supplement applicable to a particular offering whether the debt securities offered will be book-entry or certificated securities.

Certificated Debt Securities

If you hold certificated debt securities that have been offered by this prospectus, you may transfer or exchange them at the trustee’s office or at the paying agency in accordance with the terms of the indenture. You will not be charged a service charge for any transfer or exchange of certificated debt securities, but may be required to pay an amount sufficient to cover any tax or other governmental charge payable in connection with the transfer or exchange.

You may effect the transfer of certificated debt securities and of the right to receive the principal of (and premium, if any) and interest, if any, on your certificated debt securities only by surrendering the certificate representing your certificated debt securities and having us or the trustee issue a new certificate to the new holder.

Global Debt Securities and Book Entry System

If we decide to issue debt securities in the form of one or more global securities, then we will register the global securities in the name of the depositary for the global securities or the nominee of the depositary and the global securities will be delivered by the trustee to the depositary for credit to the accounts of the holders of beneficial interests in the debt securities.

The prospectus supplement or term sheet will describe the specific terms of the depositary arrangement for debt securities of a series that are issued in global form. None of our company, the trustee, any payment agent or the security registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global debt security or for maintaining, supervising or reviewing any records relating to these beneficial ownership interests.

No Protection in the Event of Change of Control

The indenture does not provide for a put or increased interest or otherwise that would give holders of debt securities additional protection in the event of a recapitalization transaction, a change of control or a highly leveraged transaction. If we offer this type of provision with respect to any debt securities in the future, we will describe it in the applicable prospectus supplement.

Covenants

Unless otherwise indicated in this prospectus or a prospectus supplement, the debt securities will not have the benefit of any covenants that limit or restrict our business or operations, the pledging of our assets or the incurrence by us of additional indebtedness.

Consolidation, Merger and Sale of Assets

We will agree in the indenture not to consolidate with or merge into any other person or convey, transfer, sell or lease all or substantially all of our properties and assets to any person, unless:

•	either (a) in the case of a merger or consolidation, we are the surviving person, or (b) the person formed by the consolidation or into or with which we are merged or the person to which our properties and assets are conveyed, transferred, sold or leased, is a corporation organized and existing under the laws of the United States, any State thereof or the District of Columbia and such person has expressly assumed all of our obligations, including the payment of the principal of (and premium, if any) and interest, if any, on the debt securities and the performance of the other covenants under the indenture; and

•	immediately before and immediately after giving effect to the transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, has occurred and is continuing under the indenture.

Events of Default

Unless otherwise specified in the applicable prospectus supplement, the following events will be events of default under the indenture with respect to debt securities of any series:

•	we fail to pay any principal or premium, if any, when it becomes due;
•	we fail to pay any interest within 30 days after it becomes due;
•	we fail to observe or perform any other covenant in the debt securities or the indenture for 90 days after written notice from the trustee or the holders of not less than 25% in aggregate principal amount of the outstanding debt securities of that series; and
•	certain events occur involving bankruptcy, insolvency or reorganization.

The trustee may withhold notice to the holders of the debt securities of any series of any default, except in payment of the principal of (and premium, if any) and interest, if any, on the debt securities of that series, if the trustee considers it to be in the interest of the holders of the debt securities of that series to do so. If an event of default (other than an event of default resulting from certain events of bankruptcy, insolvency or reorganization) occurs, and is continuing, then the trustee or the holders of not less than 25% in aggregate principal amount of the outstanding debt securities of any series may accelerate the maturity of the debt securities.

If this happens, the entire principal amount of all the outstanding debt securities of that series plus accrued interest to the date of acceleration will be immediately due and payable. At any time after an acceleration, but before a judgment or decree based on the acceleration is obtained by the trustee, the holders of a majority in aggregate principal amount of outstanding debt securities of that series may rescind and annul the acceleration if (a) all events of default (other than nonpayment of accelerated principal, premium or interest) have been cured or waived, (b) all overdue interest and overdue principal has been paid and (c) the rescission would not conflict with any judgment or decree.

If an event of default resulting from certain events of bankruptcy, insolvency or reorganization occurs, the principal, premium and interest amount with respect to all of the debt securities of any series shall be due and payable immediately without any declaration or other act on the part of the trustee or the holders of the debt securities of that series. Subject to certain limitations specified in the indenture, the holders of a majority in principal amount of the outstanding debt securities of a series shall have the right to waive any existing default or compliance with any provision of the indenture or the debt securities of that series.

No holder of any debt security of a series will have any right to institute any proceeding or pursue any remedy with respect to the indenture or the debt securities of that series, unless:

•	the holder gives to the trustee written notice of a continuing event of default;
•	the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series make a written request and offer reasonable indemnity to the trustee to pursue the remedy;
•	the trustee fails to comply with the request within 60 days of the receipt of the request and the offer of indemnity; and
•	the holders of a majority in aggregate principal amount of the outstanding debt securities of that series have not given the trustee a direction inconsistent with such written request during the 60-day period.

However, these limitations do not apply to a suit instituted for payment on debt securities of any series on or after the due dates expressed in the debt securities.

Modification and Waiver

From time to time, we and the trustee may, without the consent of holders of the debt securities of one or more series, amend the indenture or the debt securities of one or more series, or supplement the indenture, for certain specified purposes, including:

•	to provide that the surviving entity following a change of control permitted under the indenture shall assume all of our obligations under the indenture and debt securities;
•	to provide for uncertificated debt securities in addition to certificated debt securities;
•	to comply with any requirements of the SEC under the Trust Indenture Act of 1939;
•	to cure any ambiguity, defect or inconsistency, or make any other change that does not adversely affect the rights of any holder;
•	to issue and establish the form and terms and conditions of debt securities of any series as permitted by the indenture; and
•	to appoint a successor trustee under the indenture with respect to one or more series.

From time to time, we and the trustee may, with the consent of holders of at least a majority in principal amount of the outstanding debt securities of any series, amend or supplement the indenture or the debt securities of such series, or waive compliance in a particular instance by us with any provision of the indenture or the debt securities of such series. However, without the consent of each holder affected by the action, we may not modify or supplement the indenture or the debt securities or waive compliance with any provision of the indenture or the debt securities to:

•	reduce the amount of debt securities whose holders must consent to an amendment, supplement, or waiver to the indenture or the debt security;
•	reduce the rate of or change the time for payment of interest on any debt security;
•	reduce the principal or change the stated maturity of any debt security or reduce the amount of, or postpone the date fixed for, the payment of any sinking fund or analogous obligation;
•	make any debt security payable in money other than that stated in the debt security;
•	change the amount or time of any payment required by the debt security or reduce the premium payable upon any redemption of the debt security, or change the time before which no such redemption may be made;
•	waive a default or event of default in the payment of the principal of (and premium, if any) and interest, if any, on any debt security, except as specified in the indenture;
•	waive a redemption payment with respect to any debt security or change any of the provisions with respect to the redemption of any debt security;
•	make any changes in the sections of the indenture relating to waiver of past defaults, the rights of holders to receive payment of the principal of (and premium, if any) and interest, if any, on any debt security, or amendments of or supplements to the indenture or any debt security that require the consent of the holders, except as specified in the indenture; or
•	take any other action otherwise prohibited by the indenture to be taken without the consent of each holder affected by that action.

Defeasance and Discharge of Debt Securities and Certain Covenants in Certain Circumstances

The indenture permits us, at any time, to elect to discharge our obligations with respect to one or more series of debt securities by following certain procedures described in the indenture. These procedures will allow us either

•	to defease and be discharged from any and all of our obligations with respect to any debt securities except for the following obligations (which discharge is referred to as “legal defeasance”):
(1)	to register the transfer or exchange of the debt securities;
(2)	to replace temporary or mutilated, destroyed, lost or stolen debt securities;
(3)	to compensate and indemnify the trustee; or
(4)	to maintain an office or agency in respect of the debt securities and to hold monies for payment in trust; or
•	to be released from our obligations with respect to the debt securities under certain covenants contained in the indenture, as well as any additional covenants which may be contained in the applicable prospectus supplement (which release is referred to as “covenant defeasance”).

To exercise either defeasance option, we must deposit with the trustee or other qualifying trustee, in trust for this purpose:

•	money;
•	U.S. Government Obligations (as described below) or Foreign Government Obligations (as described below) which through the scheduled payment of principal and interest in accordance with their terms will provide money; or
•	a combination of money and/or U.S. Government Obligations and/or Foreign Government Obligations sufficient in the written opinion of a nationally-recognized firm of independent accountants to provide money;

which, in each case, provides a sufficient amount to pay the principal of (and premium, if any) and interest, if any, on the debt securities of a series, on the scheduled due dates or on a selected date of redemption in accordance with the terms of the indenture.

In addition, defeasance may be effected only if, among other things:

•	in the case of either legal or covenant defeasance, we deliver to the trustee an opinion of counsel, as specified in the indenture, stating that as a result of the defeasance neither the trust nor the trustee will be required to register as an investment company under the Investment Company Act of 1940;
•	in the case of legal defeasance, we deliver to the trustee an opinion of counsel stating that we have received from, or there has been published by, the Internal Revenue Service a ruling to the effect that, or there has been a change in any applicable federal income tax law with the effect that, and the opinion shall confirm that, the holders of outstanding debt securities will not recognize income, gain or loss for United States federal income tax purposes solely as a result of the legal defeasance and will be subject to United States federal income tax on the same amounts, in the same manner, including as a result of prepayment, and at the same times as would have been the case if a legal defeasance had not occurred;
•	in the case of covenant defeasance, we deliver to the trustee an opinion of counsel to the effect that the holders of the outstanding debt securities will not recognize income, gain or loss for United States federal income tax purposes as a result of the covenant defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if a covenant defeasance had not occurred; and
•	certain other conditions described in the indenture are satisfied.

If we fail to comply with our remaining obligations under the indenture and applicable supplemental indenture after a covenant defeasance of the indenture and applicable supplemental indenture, and the debt securities are declared due and payable because of the occurrence of any undefeased event of default, the amount of money and/or U.S. Government Obligations and/or Foreign Government Obligations on deposit with the trustee could be insufficient to pay amounts due under the debt securities of that series at the time of acceleration. We will, however, remain liable in respect of these payments.

The term “U.S. Government Obligations” as used in the above discussion means securities which are direct non-callable obligations of, or non-callable obligations guaranteed by, the United States of America for the payment of which obligation or guarantee the full faith and credit of the United States of America is pledged. The term “Foreign Government Obligations” as used in the above discussion means, with respect to debt securities of any series that are denominated in a currency other than U.S. dollars (a) direct obligations of the government that issued or caused to be issued the currency for the payment of which obligations its full faith and credit is pledged or (b) obligations of a person controlled or supervised by or acting as an agent or instrumentality of that government the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by that government, which in either case under clauses (a) or (b) are not callable or redeemable at the option of the issuer.

The Trustee

We will identify the trustee with respect to any series of debt securities in the prospectus supplement relating to the debt securities. You should note that if the trustee becomes a creditor of ours, the indenture and the Trust Indenture Act of 1939 limit the rights of the trustee to obtain payment of claims in certain cases, or to realize on certain property received in respect of certain claims, as security or otherwise. The trustee and its affiliates may engage in, and will be permitted to continue to engage in, other transactions with us and our affiliates. If, however, the trustee acquires any “conflicting interest” within the meaning of the Trust Indenture Act of 1939, it must eliminate the conflict or resign.

Generally, the holders of a majority in principal amount of the debt securities then outstanding of any series may direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee. If an event of default occurs and is continuing, the trustee, in the exercise of its rights and powers, must use the degree of care and skill of a prudent person in the conduct of his or her own affairs. Subject to this provision, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any of the holders of the debt securities, unless they have offered to the trustee reasonable indemnity or security.

Warrants

We may issue warrants, including warrants to purchase debt securities, common stock or preferred stock or any combination of the foregoing. Warrants may be issued independently or together with any other securities offered by this prospectus and may be attached to or separate from the other securities. If warrants are issued, they will be issued under warrant agreements to be entered into between us and a bank or trust company, as warrant agent, all of which will be described in the prospectus supplement relating to warrants being offered.

A prospectus supplement relating to any warrants being offered will include specific terms relating to the offering, including a description of any other securities sold together with the warrants. Such terms will include:

•	the title of the warrants;
•	the aggregate number of the warrants;
•	the price or prices at which the warrants will be issued;
•	the currencies in which the price or prices of the warrants may be payable;
•	the designation, amount, and terms of the debt securities, common stock or preferred stock purchasable upon exercise of the warrants and procedures by which those numbers may be adjusted;

•	the designation and terms of the other offered securities, if any, with which the warrants are issued and the number of the warrants issued with each security;
•	if applicable, the date on and after which the warrants and the offered securities purchasable upon exercise of the warrants will be separately transferable;
•	the price or prices at which the offered securities purchasable upon exercise of the warrants may be purchased;
•	the date on which the right to exercise the warrants shall commence and the date on which the right shall expire;
•	the minimum or maximum amount of the warrants that may be exercised at any one time;
•	any terms relating to the modification of the warrants, including adjustments in the exercise price;
•	information with respect to book-entry procedures, if any;
•	a discussion of any material federal income tax considerations; and
•	any other material terms of the warrants, including terms, procedures, and limitations relating to the transferability, exchange, exercise or redemption of the warrants.

The descriptions of the warrant agreements in this prospectus and in any prospectus supplement are summaries of the applicable provisions of the applicable agreements. These descriptions do not restate those agreements in their entirety and do not contain all of the information that you may find useful. We urge you to read the applicable agreements because they, and not the summaries, define your rights as holders of the warrants. For more information, please review the form of the relevant agreements, which we will file with the SEC and will be available as described in the heading “WHERE YOU CAN FIND MORE INFORMATION” above.

Units

We may issue units comprised of one or more shares of common stock, shares of preferred stock, debt securities and warrants in any combination. Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security. If units are issued, they will be issued under unit agreements to be entered into between us and a unit agent, as detailed in the prospectus supplement relating to the units being offered. The unit agreement under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately at any time or before a specified date. A prospectus supplement relating to any units being offered will include specific terms relating to the offering, including a description of any securities included in each unit. Such terms will include:

•	the designation and terms of the units, and the terms of any of the debt securities, common stock, preferred stock and warrants comprising the units, including whether and under what circumstances those securities may be held or transferred separately;
•	a description of the terms of any unit agreement governing the units;
•	a description of the provisions for the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising the units;
•	a discussion of material federal income tax considerations, if applicable; and
•	whether the units will be issued in fully registered or in global form.

The descriptions of the units in this prospectus and in any prospectus supplement are summaries of the applicable provisions of the applicable agreements. These descriptions do not restate those agreements in their entirety and do not contain all of the information that you may find useful. We urge you to read the applicable agreements because they, and not the summaries, define your rights as holders of the units. For more information, please review the form of the relevant agreements, which we will file with the SEC and will be available as described in the heading “WHERE YOU CAN FIND MORE INFORMATION” above.

PLAN OF DISTRIBUTION

We may sell the securities to or through one or more underwriters or dealers, and also may sell the securities directly to other purchasers or through agents. These firms may also act as our agents in the sale of the securities. Only underwriters named in the prospectus supplement will be considered as underwriters of the securities offered by the prospectus supplement.

We may distribute the securities at different times in one or more transactions. We may sell the securities at fixed prices, which may change, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices.

In connection with the sale of the securities, underwriters may receive compensation from us or from purchasers of the securities in the form of discounts, concessions or commissions. Underwriters, dealers and agents that participate in the distribution of the securities may be deemed to be underwriters. Discounts or commissions they receive and any profit on their resale of the securities may be considered underwriting discounts and commissions under the Securities Act. We will identify any underwriter or agent, and we will describe any compensation, in the prospectus supplement.

We may agree to indemnify underwriters, dealers and agents who participate in the distribution of the securities against certain liabilities, including liabilities under the Securities Act.

We may authorize dealers or other persons who act as our agents to solicit offers by certain institutions to purchase the securities from us under contracts which provide for payment and delivery on a future date. We may enter into these contracts with commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others. If we enter into these agreements concerning any series of securities, we will indicate that in the prospectus supplement.

In connection with an offering of the securities, underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the securities. Specifically, underwriters may over-allot in connection with the offering, creating a syndicate short position in the securities for their own account. In addition, underwriters may bid for, and purchase, securities in the open market to cover short positions or to stabilize the price of the securities. Finally, underwriters may reclaim selling concessions allowed for distributing the securities in the offering if the underwriters repurchase previously distributed securities in transactions to cover short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the securities above independent market levels. Underwriters are not required to engage in any of these activities and may end any of these activities at any time.

Each series of securities (other than our common stock) offered will be a new issue of securities and will have no established trading market. The securities (other than our common stock) may or may not be listed on a national securities exchange. No assurance can be given as to the existence of trading markets for any securities offered (other than with respect to our common stock) or the liquidity of any securities offered.

INDEMNIFICATION OF OUR DIRECTORS AND OFFICERS

Our Charter and Bylaws require us to indemnify our directors and officers to the fullest extent required or permitted by Maryland law, including the advance of expenses. Our Charter also provides for the elimination of personal liability of our directors and officers to us or our stockholders for money damages to the fullest extent permitted by Maryland law. Any amendment to, repeal of or adoption of any provision inconsistent with the indemnification or exculpation provisions of our Charter must be approved by not less than 80% of the aggregate votes entitled to be cast on the matter.

These provisions may have the practical effect in certain cases of eliminating the ability of our stockholders to collect monetary damages from directors and executive officers. We believe that these provisions are necessary to attract and retain qualified persons as directors and executive officers.

Our Bylaws obligate us to indemnify and advance expenses to a director or an officer in connection with a proceeding to the fullest extent permitted by and in accordance with Section 2-418 of the MGCL, or the Indemnification Section. However, we may not indemnify a director or an officer in connection with a proceeding commenced by such director or officer unless the Board authorized the proceeding. We may indemnify and advance expenses to employees and agents, other than directors and officers, as determined by and in the discretion of the Board, in connection with a proceeding to the extent permitted by and in accordance with the Indemnification Section.

The Indemnification Section permits us to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that the person was a director, officer, employee or agent of Shore Bancshares unless (a) an act or omission of the director or officer was material to the matter giving rise to the action suit or proceeding, and such act or omission was committed in bad faith or was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property, or services, or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

Under the Indemnification Section, indemnification may be against judgments, penalties, fines, settlements, and reasonable expenses actually incurred by the director or officer in connection with the proceeding. Indemnification may not be made unless authorized for a specific proceeding after a determination has been made that the director or officer has met the applicable standard of conduct. This determination is required to be made: (a) by the board of directors; (b) by special legal counsel selected by the board of directors or a committee of the board; or (c) by the stockholders.

We may pay, before final disposition, the reasonable expenses, including attorneys’ fees, incurred by a director or officer in defending a proceeding when the director of officer gives an undertaking to Shore Bancshares to repay the amounts advanced if it is ultimately determined that he or she is not entitled to indemnification, and such director or officer affirms his or her good faith belief that the standard of conduct necessary for indemnification by us has been met. Shore Bancshares is required to indemnify any director who has been successful on the merits or otherwise, in defense of a proceeding for reasonable expenses incurred in connection with the proceeding.

These indemnification and advancement of expenses provisions are not exclusive of any other rights to which a person seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders, vote of directors or otherwise.

Notwithstanding the above, insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

LEGAL MATTERS

The validity of the securities offered pursuant to this prospectus has been passed upon for us by Patton Boggs LLP, Washington, D.C. If legal matters in connection with offerings made pursuant to this prospectus are passed upon by counsel for the underwriters, dealers or agents, if any, such counsel will be named in the prospectus supplement relating to such offering.

EXPERTS

The consolidated financial statements incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2013 and the effectiveness of our internal control over financial reporting have been audited by Stegman & Company, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

* * *

3,000,000 Shares
Common Stock

PROSPECTUS SUPPLEMENT
(To the Prospectus dated May 8, 2014)

May   , 2014